Exhibit 99.2

TSX: HEXO | NASDAQ: HEXO

HEXO Corp.

Management's Discussion & Analysis

HEXO Corp. Management’s Discussion & Analysis For the three and nine months ended April 30, 2022

Table of Contents

INTRODUCTION	2

COMPANY OVERVIEW	3

STRATEGY AND OUTLOOK	3

HEXO CORP. HOUSE OF BRANDS	6

HEXO GROUP OF FACILITIES	7

HEXO USA	9

FINANCIAL RESULTS	10

OPERATIONAL AND FINANCIAL HIGHLIGHTS	11

SUMMARY OF RESULTS	12

ADJUSTED EBITDA	19

FINANCIAL POSITION HIGHLIGHTS	20

LIQUIDITY AND CAPITAL RESOURCES	21

GOING CONCERN	23

CAPITAL RESOURCES	24

CAPITALIZATION TABLE	25

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS	27

FINANCIAL RISK MANAGEMENT	28

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	30

RELATED PARTY TRANSACTIONS	30

RISK FACTORS	34

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	40

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended April 30, 2022

All dollar amounts in this MD&A are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated. Amounts expressed in United States dollars (“USD”) are expressed as US$.

Introduction

This MD&A of the financial condition and results of operations of HEXO Corp and our subsidiaries (collectively, “we” or “us” or “our” or “Company” or “HEXO”) is for the three and nine months ended April 30, 2022. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol “HEXO” on both the Toronto Stock Exchange (“TSX”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”). This MD&A is supplemental to, and should be read in conjunction with, our condensed interim consolidated financial statements for the three and nine months ended April 30, 2022 (the “financial statements”) and the audited consolidated financial statements for the year ended July 31, 2021. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis or cannabis products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities and will only do so in the future to the extent fully legal under all applicable U.S. federal or state laws.

Management estimates that the working capital at April 30, 2022, and forecasted cash flows require additional capitalization in order to meet the Company’s obligations for the foreseeable future. Please see Note 2 of the financial statements, and Liquidity and Capital Resources – Going concern section of this MD&A, for a more detailed discussion.

This MD&A is dated June 14, 2022.

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Company Overview

HEXO is a consumer-packaged goods (“CPG”) cannabis company with the leading recreational market share in Canada. We pride ourselves in developing innovative award-winning products, which has been evident in our product offering from the beginning. From our early innovation with the Elixir oil spray to the introduction of the 28g format and straight edge pre-rolls, we strive to develop the right products for the market at the right time. We are committed to putting consumers at the center of everything we do by ensuring we understand them, and the needs that cannabis can address or enhance in their lives. This data driven approach is at the core of our innovation pipeline and is coupled with our keen focus on delivering safe, reputable, high-quality cannabis products to our customers and consumers.

Headquartered in Gatineau, Quebec, with facilities across North America, we are constantly assessing our product development, cultivation, processing, marketing and sales practices to offer adult-use and medical cannabis products, extracts and derivatives in accordance with the Cannabis Act in Canada and globally pursuant to all applicable international regulations.

We manufacture and sell CBD Powered by HEXO® products in 17 states in the U.S. in partnership with Molson Coors and have taken HEXO international with our medical cannabis product offerings.

Strategy and Outlook

The “Path Forward” is a strategic plan that utilizes HEXO’s current assets and our capabilities, to drive accelerated organic growth, build market share and become operationally cash flow positive within the next four quarters1.

The Path Forward is made up of five priorities:

1.	Continue to reduce manufacturing and production costs;

2.	Streamline and simplify the organizational structure;

3.	Realize cost synergies from acquisitions and recent plant closures;

4.	Focus on revenue management, including more disciplined pricing; and

5.

Accelerate growth through organic market share gains and capture missed revenue opportunities, including improving our ability to align cultivation planning with market demand, reintroduce a focus on medical and strengthen our commercial capabilities and innovation pipeline.

This plan is underpinned by specific actions to fortify our balance sheet, strengthen the leadership team and enhance corporate governance.

Reduce Manufacturing and Production costs

The Company expects to reduce manufacturing and production costs by leveraging existing capabilities across facilities. The Company is actively applying best practices and learnings from its highest-margin categories and top facilities, across its entire operations to improve and optimize productivity.

The Company has identified synergistic cost savings opportunities from optimizing HEXO’s production network and leveraging the capacities of its recent acquisitions. Specifically, this includes: transitioning from co-packaging agreement towards in-house production capabilities; leveraging HEXO’s scale to deliver on procurement savings; and reconfiguring the Company’s production network to achieve greater efficiencies, for example, moving vape production and distillate production to the Redecan facility.

Management actioned this initiative further during the period upon decommissioning and ending operations at the Stellarton facility. Management also announced the planned shutdown of the centralized manufacturing and processing facility in Belleville, ON. The Company will transition these operations to its existing cultivations sites at Masson, QC and Fenwick, ON.

Streamline and Simplify the Organizational Structure

The Company expects to streamline and simplify its organizational structure and more closely align operating costs with its size. These cost reductions will be achieved through a combination of reduced reliance on outside consultants, streamlining the organization as a new IT platform is implemented, right-sizing the organization, and realizing the synergistic benefits of the recent acquisitions. These initiatives are expected to represent a 30% reduction in the Company’s SG&A by fiscal year end 2023. As part of these initiatives, the Company is reducing the total consolidated headcount by 450 positions, resulting in savings of approximately $30.6 million on an annualized basis.

Cost Synergies

The Company expects to continue to deliver on synergies as a result of its recent acquisitions.

[1]	Period begins post Q2’22 and includes the five quarters thereafter, up to and including Q3’23

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Revenue Management

HEXO will focus on revenue management, including more disciplined pricing across our entire range by leveraging our brand continuum we are able to differentiate ourselves across features and price balancing our approach to both volume and profit.

Accelerate Organic Growth

To increase revenue, the Company plans on accelerating growth through organic market share gains and capturing revenue opportunities through better demand planning. For example, currently, the Company is only delivering 65% to 70% of demand to its customers. Going forward, the Company will connect its demand forecast to what it intends to harvest. The Company will take learnings from its acquisition of Redecan and apply them across the organization. The Company will also put a focus back on medical and consolidate this product under Redecan’s leadership given their strength in this category.

Withdrawal of Financial Guidance

In connection with its strategic plan titled “The Path Forward”, the Company has previously provided guidance regarding its operational synergies and incremental increases to cash flows for the financial years ending July 31, 2022 and 2023. In light of a number of developments, circumstances and considerations, including, among others, deteriorating market and macro-economic conditions, recent changes to senior management and the pending transaction with Tilray Brands, Inc. (with expected impacts on the Company’s capital structure and liquidity). Julius Ivancsits (HEXO CFO) is embarking on a comprehensive review of its existing organizational and business strategy with the continuing objectives of becoming EBITDA and cash flow positive. The Company now believes that it will not achieve the synergies and incremental cash flow increases to the level estimated in its previous guidance and it expects such figures and measures to be lower than previously guided.

Definitive Agreement with Tilray Brands to Create a Strategic Alliance and $180 million Equity Backstop Financing

On April 12, 2022, the HEXO Corp. entered into a Definitive Agreement with Tilray Brands Inc. (“Tilray Brands”), in which Tilray Brands will acquire the outstanding principle (a minimum US$160 million) of the senior secured convertible notes (the “Senior Notes”) that were originally issued by HEXO (the “Transaction”) to HT Investments MA LLC (“HTI”).

We believe the strategic alliance between HEXO and Tilray Brands will provide several financial and strategic benefits including the following:

•

Deleveraging: At closing, Tilray Brands will be purchasing the Amended Note at a lower price than the approximately 120 cents at which HTI has been redeeming the Note over the past six months. The Transaction is combined with the Standby Commitment, which provides HEXO with the option to draw up to $5 million per month to support business needs and deliver its capital structure over time.

•

Operational Flexibility: The Amended Note will provide HEXO with immediate operational flexibility by modifying the terms to be more favourable to HEXO. This includes eliminating the monthly redemption feature, amending the financial covenants and extending the maturity by three additional years. These amendments limit shareholder dilution moving forward and remove the going concern risk that acted as an overhang on the business for the past several quarters. The terms of the transaction unlock US$80 million of previously restricted cash which, when combined with the Standby Commitment, provides HEXO with significant liquidity to invest in organic growth initiatives.

•

Substantial Synergies: The Commercial Agreements are estimated to deliver significant cost synergies and will target combined cost savings of up to US$80 million within two years of the completion of the Transaction. The two companies have been working together to evaluate cost saving synergies as well as other production efficiencies, including with respect to cultivation and processing services, and certain cannabis 2.0 products, including pre-rolls, beverages and edibles, and shared services and procurement.

•

Increases Product Breadth and Commitment to Innovation: Leveraging both companies’ commitment to innovation, brand building and operational efficiencies, HEXO and Tilray will share expertise in order to strengthen market positioning and capitalize on opportunities for growth through a broadened product offering and new innovation.

As consideration for Tilray Brands’ purchase of the Senior Notes, Tilray Brands will pay HTI 95% of the then current outstanding principal for the Senior Notes (“Purchase Price”). Until closing, HTI may continue to redeem the Senior Notes pursuant to their terms, however in no event shall the principal of the purchased Notes be less than US$160 million prior to the closing of the Transaction. The Purchase Price will be satisfied in cash, common shares of Tilray Brands, or a combination thereof. As a part of the proposed transaction, Hexo has also agreed to issue to HTI an amount of HEXO common shares equal to 12% of the then currently outstanding principal of the Senior Notes divided by 95% of the most recent closing stock price of HEXO common shares on the day prior to the announcement of the Transaction.

In connection with the purchase of the Senior Notes, Tilray Brands and HEXO intend to extend the maturity date by three years, to May 1, 2026. Included in the agreement is the waiving the right to act upon the default event (as described in Note 18 of the condensed interim consolidated financial statements) by HTI.

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The new arrangement allows for the reduction of selling pressure on the Company’s share price as there is no maximum ownership capacity in place under the new agreement. Whereas under the current debt agreement the lender is restricted to 9.99% ownership in HEXO.

The Transaction is subject to a number of conditions, including (i) completion of all required amendments to the terms of the Notes; (ii) execution of definitive documentation relating to the Notes; (iii) receipt of approvals from the Toronto Stock Exchange and the Nasdaq Stock Market LLC, satisfactory to both HEXO and Tilray Brands, as applicable; (iv) Tilray Brands’ satisfactory completion of confirmatory financial due diligence; (v) receipt of all consents and approvals required by any regulatory authorities; (vi) final approval of the boards of directors of each of HEXO and Tilray Brands; (vii) receipt of shareholder approval from the HEXO shareholders; (viii) no material adverse effect having occurred in respect of HEXO; (ix) receipt of all necessary approvals relating to the $180 million committed equity line provided by KAOS Capital (“KAOS”); and (x) complying with specified financial and non-financial covenants.

The Transaction Agreement provides that HEXO and Tilray Brands will work together to finalize and enter into Commercial Agreements at closing of the Transaction on mutually agreeable terms covering the following key areas:

•	Tilray Brands will complete certain production and processing as a third-party manufacturer of products currently manufactured by HEXO;

•	HEXO will source cannabis products for international markets, excluding Canada and U.S., exclusively from Tilray Brands; and

•

HEXO and Tilray Brands will share costs on a 50:50 basis on facilities optimization activities, procurement, general and administrative costs, including insurance and certain shared services, and certain production and processing activities for straight-edge pre-rolls, edibles and beverages.

The Commercial Agreements will also provide that HEXO pay Tilray Brands a monthly fee of US$1.5 million for advisory services with respect to cultivation, operation and production matters.

In addition to the restructured debt, HEXO has entered into an agreement with an affiliate of KAOS pursuant to which HEXO, KAOS and such other parties that may be added to the standby commitment (collectively, the “Standby Parties”) are expected to negotiate a standby equity purchase agreement (the “Standby Agreement”). It is expected that the Standby Agreement will permit HEXO to demand the Standby Parties to subscribe for a maximum aggregate of $5 million of Common Shares per month over a period of 36 months. The Common Shares are expected to be issued at a 7% discount to the 20-day volume weighted average price of HEXO’s shares on the Toronto Stock Exchange at the time the demand is made. The maximum standby commitment is expected to be $180 million over the term of the Standby Agreement (the “Standby Commitment”). A 3% Standby Commitment fee payable in Common Shares was due upon the execution of the Standby Agreement. As a result, the Company issued 10,843,373 common shares to KAOS.

On June 14, 2022, the Company entered into a Amending Agreement with Tilray and an Amended Standby Agreement with KOAS and an affiliate of KOAS (the “Investor”).

The amendments to the Transaction Agreement pursuant to which HEXO, Tilray Brands and HTI agreed to are as follows:

•	Reduce the Liquidity Covenant and closing condition from US$100 million to $70 million;

•	Extend the Outside Date (as defined in the Transaction Agreement) from July 1, 2022 to August 1, 2022 and to extend the date past which the Outside Date cannot be extended to November 30, 2022;

•	Extend the date by which the Company must use best efforts to obtain shareholder approval from June 15, 2022 to July 15, 2022;

•	Reduce the Amendment Share Price (as defined in the Transaction Agreement) from USD$0.54 to CAD$0.40;

•

Amend the condition regarding Tilray’s right to appoint nominees and an observer to the Company’s board of directors such that Tilray will be entitled to appoint two directors and one observer to the Company’s board of directors;

•

Amend and restate the Purchased Note (as defined in the Transaction Agreement) to reflect a reduction in Tilray Brands’ Conversion Price (as defined in the Purchased Note) from CAD$0.85 to CAD$0.40; and

•

Amend and restate the Assignment and Assumption Agreement (as defined in the Transaction Agreement) to reflect certain changes to the purchase price and consideration (as between Tilray Brands and HTI).

The Company also formally agreed, for a period of three months, to reduce the minimum price condition included in the Standby Agreement from the CAD$0.30 to CAD$0.10 per share. In addition, the Investor has agreed to allow the Company to commence the process of drawing upon the Amended Standby Commitment immediately following receipt of necessary regulatory approvals without having to wait until the first five trading days of the next calendar month as previously contemplated by the Standby Agreement. Subsequent draws will continue to be available only during the first five trading days of any month during the term of the Standby Commitment. The Company is not required to pay the Investor any additional consideration in connection with these amendments to the Standby Agreement.

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HEXO Corp. House of Brands

6    MD&A

Truss Beverage Co.

Through Truss Beverage Co. (“Truss”), our business venture with Molson Coors Canada (“Molson Canada”) we have positioned ourselves to meet the cannabis beverage market in Canada head on. Truss is committed to developing and producing a range of cannabis beverages that focus on great taste, consistency and choice for consumers. We currently offer one of the largest portfolios of cannabis infused beverages and extract products in the Canadian market.

Truss beverage products continue to be one of the top cannabis beverage market share position in Canada with 25% of total sales2.

Truss beverages are produced and distributed from HEXO’s Belleville facility. The beverage related operations were conducted by HEXO (through the operations of HEXO Cannabis Infused Beverages or “HEXO CIB”) under HEXO’s licensing before October 1, 2021 when Truss obtained its own manufacturing and processing license. Under the new arrangement, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. On May 2, 2022, Truss received its independent selling license from Health Canada and is expected operationalize the license in Fiscal 2023.

HEXO Group of Facilities

The following provides information about HEXO’s consolidated group of facilities as of the date of this MD&A:

Location	Purpose	Description
Masson, Quebec (Corporate Headquarters)	Cultivation & Manufacturing	The Company’s Gatineau, Quebec facility is its main cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2016, a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018, known as B9. Except as noted below, the facility is licensed by Health Canada for Standard Cultivation, Standard Processing, Sale for Medical Purposes and the current license expires April 7, 2023. The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

Fenwick, Ontario	Cultivation & Manufacturing

The approximately 400,000 sq.ft. owned Fenwick Facility is where all central administrative functions of Redecan are located including accounting, purchasing and quality assurance. The facility is licensed for Standard Cultivation, Standard Processing and Sale for Medical and Adult-use Purposes (effective September 25, 2020 to September 25, 2023).

This facility accounts for the majority of Redecan’s processing (extraction, bud drying, trimming and bulk bagging), manufacturing (capsule, pre-roll), and packaging (vape filling and packaging, oil bottling and packaging, capsule bottling and packaging, bud bottling and packaging, pre-roll packaging) activities.

Cayuga, Ontario	Cultivation & Manufacturing

The owned Cayuga Facility operates a seasonal annual crop cycle, operating outside and under hoophouses. The crops are planted in the spring and harvested in the fall. The Cayuga Facility is licensed by Health Canada for Standard Cultivation effective until May 1, 2023.

The primary functions of the site are cultivation of annual seasonal crops for pre-roll bud and shake for extraction, drying, trimming, bulk bagging, and storage of bulk harvested cannabis materials.

Ottawa, Ontario	Other	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its administrative and finance functions.

Effingham, Ontario	Propagation, Mother plant maintenance, Medical sales distribution	The Effingham Facility’s cultivation activities are utilized for vegetative plant propagation and mother plant maintenance. The facility produces plants to transfer to the Cayuga Facility and Fenwick Facility for cultivation and harvesting. The Effingham Facility also acts as the center for direct to patient medical sales order fulfillment and patient enrollment, management, and record keeping. The facility is licensed for Standard Cultivation, Processing and Selling purposes, with the current license expiring June 26, 2023.

[2]	Per internal review of Headset sales data based on $ sold Sales from February 1, 2022 to April 30, 2022.

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FACILITIES DECOMMISSIONED AND/OR DISPOSED OF (OR IN THE PROCESS THEREOF)

Location	Status	Description
Belleville, Ontario	Manufacturing

HEXO’s Belleville, Ontario facility, a 932,190 sq. ft. leased commercial space, served as its centralized processing, manufacturing and distribution centre. The Belleville facility is licensed by Health Canada for Standard Processing and Sale for Medical and Non-Medical Purposes (current license effective October 21, 2020 and expiring October 21, 2023). The facility also has a Cannabis Research license (effective August 27, 2020 and expires October 25, 2024).

On April 21, 2022, management announced the closing of the Belleville facility and the intention to shift the manufacturing and processing operations to the Masson and Fenwick facilities in order to streamline operations and reduce overhead. Decommissioning is in progress as of the date of this MD&A, and the Company plans to fully exit the facility by late July 2022.

Truss Beverage Co, (licensed for cannabis manufacturing effective October 1, 2021) will continue to operate their 183,600 sq. ft. of subleased space under their own license at the facility.

Brantford, Ontario	Non-operational (formerly R&D)

HEXO’s Brantford Facility was previously serving as a strain development site (with additional cultivation capability) facility, featuring 14,000 sq. ft. of indoor growing space on 1 acre of land. The facility was previously fully licensed by Health Canada (Standard Cultivation, Standard Processing and Selling) but the license was terminated by the Company on November 17, 2021 as the operations were moved to Masson to reduce costs.

The building remains held for sale as at April 30, 2022 on the Company’s condensed interim consolidated financial statements.

Kirkland Lake, Ontario	Currently non-operational (formerly cultivation & manufacturing)

The Kirkland Lake Facility is located on 800 acres of land owned by DelShen Therapeutics Corp. (a subsidiary of 48North) and comprises approximately 40,000 sq. feet of indoor cannabis cultivation and processing facility. The facility’s license issued by Health Canada for Standard Cultivation expired on February 11, 2022.

On November 9, 2021, management announced the decommissioning and closure of the facility, and this was completed January 31, 2022. The closure took place to centralize cannabis cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes. However, new management is currently assessing the future of Kirkland Lake and the opportunity to utilize the facility for craft cannabis cultivation, as a part of the go-forward business plan. Thus, the facility no longer meets the classification criteria for as held for sale as at April 30, 2022 on the Company’s condensed interim consolidated financial statements.

Brant County, Ontario (Good House)	Non-operational (formerly cultivation & manufacturing)

The Good Farm Facility is a 100-acre farm located in Brant County, Ontario, which was acquired as part of the 48North acquisition. The facility’s license was issued by Health Canada for Standard Cultivation, expired on February 4, 2022.

On November 9, 2021, management announced the decommissioning and closure effective January 31, 2022. The closure took place to centralize product cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes.

The continues to be classified as held for sale as at April 30, 2022 on the Company’s condensed interim consolidated financial statements.

Brantford, Ontario (Good Farm)	Sold	The Good Farm Facility was sold during the three months ended April 30, 2022.

Vaughan, Ontario	Non-operational (formerly R&D)	HEXO’s Vaughan, Ontario facility is a leased facility that houses a cannabis research laboratory for the development of edible products and related intellectual property, featuring 14,200 sq. ft. of leased commercial space. The facility includes a sensory testing area and a complete commercial kitchen. The facility received its Cannabis Research license on August 27, 2020, which is effective until October 25, 2024. On February 9, 2022, the Company concluded its R&D activities at the site and currently is seeking to exit or sublease the facility.

Fort Collins, CO, USA	Non-operational (formerly manufacturing)

The Company owns an approximate 50,000 sq.ft. facility in the state of Colorado marking its first international property. Management has decided to pursue an unsolicited offer to sell the building with the expectation to secure a leased property in the near future.

The facility has been classified as held for sale as at April 30, 2022 on the Company’s condensed interim consolidated financial statements.

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Atholville, New Brunswick	Cultivation	The Company owns and operates the Atholville Facility, (obtained through the acquisition of Zenabis on June 1, 2021) which is a 380,000 sq. ft. indoor growing facility in Atholville, New Brunswick. The Atholville facility is fully licensed by Health Canada for Standard Cultivation, Standard Processing and Sale for Medical Purposes which expires July 19, 2025.

Stellarton, Nova Scotia	Non-operational (formerly manufacturing)

The Company obtained the Stellarton Facility by way of the acquisition of Zenabis on June 1, 2021. The 255,000 sq. ft. indoor facility in Stellarton, Nova Scotia, was used as a packaging, processing and value-added cannabis product manufacturing facility. The facility was licensed by Health Canada for Standard Cultivation and Standard Processing and expired March 1, 2022. In Q1’22 management announced the closure of Stellarton, to centralize product cultivation, manufacturing, and distribution to core facilities and for cost saving purposes.

Decommissioning of the facility ended February 28, 2022, upon its closure, and the facility has been classified as held for sale as at April 30, 2022 on the Company’s condensed interim consolidated financial statements.

Langley, British Columbia	Non-operational (formerly cultivation)

The Langley Facility was acquired by the Company through the acquisition of Zenabis on June 1, 2021. The facility is a leased 450,000 sq. ft. greenhouse located in Langley, British Columbia which was previously retrofitted for cannabis cultivation and processing. The facility was licensed by Health Canada for Standard Cultivation and Standard Processing and the current license expires August 2, 2022. The facility was licensed for cannabis research and development which was terminated January 5, 2022.

The Company has terminated operations at the Langley Facility in order to realize synergistic cost savings, as intended upon acquisition. As of the date of this MD&A, the facility remains leased by the Company and has been impaired to $nil.

HEXO USA

We believe that the U.S. cannabis market represents a significant opportunity to create a global company. We’ve established HEXO USA Inc. (“HEXO USA”) – a wholly owned US based entity created to facilitate our expansion into the US hemp market. We have also created a second joint business venture, Truss CBD USA LLC (“Truss CBD USA3”) with Molson Coors. Established in Colorado, Truss CBD USA is majority owned by Molson Coors and operates as a stand-alone entity with its own board of directors, management team, resources and go-to-market strategy. All production for Truss CBD USA will be kept within Colorado state lines since it is one of a few states that has an established regulatory framework for hemp-derived CBD in food and beverages. Truss CBD USA is now present across select grocery markets within Colorado and has launched products in an additional 17 states during Q1’22.

The Company’s new management is undergoing an assessment and revision of the HEXO USA business plan and sales strategy which includes the research, development and formulation of creating unique cannabinoid cocktails (blends) tailored to specific applications to maximize cannabinoid functionality at high level margins. This strategy can be applied to CBD and minor cannabinoid-based products across both regulated markets and non-regulated markets as we await federal legalization. This includes the formulation and development of cannabinoid beverages, topicals/vanity personal care products to edibles, gummies and infused pre-rolls.

As of the date of this MD&A, the Company remains in the process of selling the Fort Collins location with the expectation to secure a leased space in the near future.

[3]

The operations of Truss CBD USA are currently not significant to the financial results of HEXO. Truss CBD USA and HEXO’s activities in relation to it will be conducted in accordance with all applicable laws.

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Financial Results For the three and nine months ended April 30, 2022

Special Note on Acquisitions and Consolidations

The Company had completed three business acquisitions in the previous three fiscal quarters and as such, the acquisition dates and applicable periods of consolidated results are stated in the table below:

Entity	Business Acquisition Date	Effective Period of Financial Results
		Q3’22	Q2’22	Q3’21
Zenabis	June 1, 2021	Full period	Full period	Not applicable
Redecan	August 30, 2021	Full period	Full period	Not applicable
48North	September 1, 2021	Full period	Full period	Not applicable

Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Condensed summary of results for the three and nine months ended April 30, 2022, and April 30, 2021, and the three months ended January 31, 2022.

	For the three months ended			For the nine months ended
	April 30, 2022	January 31, 2022	April 30, 2021	April 30, 2022	April 30, 2021
	$	$	$	$	$
Revenue from sale of goods	63,590	72,014	33,082	205,101	120,059
Excise taxes	(18,021)	(19,251)	(10,482)	(56,808)	(35,219)

Net revenue from sale of goods	45,569	52,763	22,600	148,293	84,840
Ancillary revenue	—	—	60	225	168

Total revenue	45,569	52,763	22,660	148,518	85,008
Cost of goods sold	(55,179)	(61,302)	(18,281)	(199,463)	(57,391)

Gross loss before fair value adjustments	(9,610)	(8,539)	4,379	(50,945)	27,617
Fair value adjustments[1]	4,335	5,979	4,437	11,134	17,997

Gross profit/(loss)	(5,275)	(2,560)	8,816	(39,811)	45,614
Operating expenses	(127,704)	(667,296)	(24,906)	(918,139)	(71,186)

Loss from operations	(132,979)	(669,856)	(16,090)	(957,950)	(25,572)
Other expenses and losses	(19,723)	(66,248)	(4,621)	(48,288)	(20,175)

Loss before tax	(152,702)	(736,104)	(20,711)	(1,006,238)	(45,747)
Current and deferred tax	7,697	25,218	—	33,070	—
Other comprehensive income	(1,658)	20,632	3	19,339	3

Total Net loss and comprehensive loss	(146,663)	(690,254)	(20,708)	(953,829)	(45,744)

[1]	Realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets.

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Summary of Results

Revenue

The following table represents the Company disaggregated net revenues by sale stream variances from the previous quarter and the comparative quarter of the prior fiscal year.

For the three months ended	Units	Q3’22	Q2’22	Variance ($)	Variance (%)	Q3’21	Variance ($)	Variance (%)
ADULT-USE (EXCLUDING BEVERAGES)
Adult-use cannabis net revenue		$31,125	36,114	(4,989)	(14%)	19,151	11,974	63%
Dried grams and gram equivalents sold (kg)	kg	18,481	18,320	161	1%	8,645	9,836	114%

ADULT-USE (BEVERAGES)
Adult-use cannabis net revenue		$4,059	3,867	192	5%	3,049	1,010	33%
Dried grams and gram equivalents sold (kg)	kg	4,391	3,754	637	17%	3,461	930	27%

DOMESTIC MEDICAL
Domestic medical net revenue		$672	811	(139)	(17%)	351	321	91%
Dried grams and gram equivalents sold (kg)	kg	138	196	(58)	(30%)	79	59	75%

WHOLESALE
Wholesale cannabis net revenue		$3,267	3,740	(473)	(13%)	49	3,218	6,567%
Dried grams and gram equivalents sold (kg)	kg	3,157	3,989	(832)	(21%)	4	3,153	78,825%

INTERNATIONAL
International cannabis net revenue		$6,446	8,231	(1,785)	(22%)	—	6,446	nil %
Dried grams and gram equivalents sold (kg)	kg	2,407	3,319	(912)	(27%)	—	2,407	nil %

Net revenue from sale of goods		$45,569	52,763	(7,194)	(14%)	22,600	22,969	102%

ADULT-USE SALES

Non-Beverage Adult-Use Sales

In the three months ended April 30, 2022, the Company’s consolidated adult-use net revenue (exclusive of cannabis infused beverages) grew 63%, as compared to Q3’21 due to $22,656 of accretive sales contributed by acquisitions.

The Company’s legacy adult-use net sales declined by 16% from Q3’21 due to previously noted increase in competition and loss of market share in Quebec. However, the Company’s 10% net sales organic growth in the Ontario market helped offset the decline.

Quarter over quarter net adult use sales have declined by 14%. A key driver was the decline in Zenabis sales as management has shifted focus to international and wholesale opportunities. Legacy HEXO net sales also declined quarter over quarter as the result of the aforementioned lost market share in Quebec and the reduction of bulk format sales. The Company significantly boosted its net sales in British Columbia due to the restocking of highly demanded products. This was ultimately offset by a significant shipment to Alberta, which was not landed in time to recognize the sale in the current period.

Beverage Based Adult-Use Sales

Sales from the Cannabis Infused Beverages (“CIB’s”) revenue stream effectively represents the sales activity of the Company’s joint business venture with Molson Canada, Truss. These sales began in the third quarter of the 2020 fiscal year. HEXO CIB was established in order to manufacture, produce and sell cannabis beverage products until Truss obtains its own separate license from Health Canada. On October 1, 2021, Truss obtained their Health Canada manufacturing license. Under the new arrangement, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. On May 2, 2022, Truss LP obtained its own Cannabis selling license. However, the purchase arrangement has remained unchanged till Fiscal 2023 when it becomes fully operational.

During the quarter, net beverage sales increased by 5% from the previous quarter and 33% from the third quarter of fiscal 2021. Following the receipt of their cannabis manufacturing license, Truss LP sells CIB’s to the Company which are then sold at a $nil margin and are free of excise tax.

INTERNATIONAL SALES

During the period, international net revenues decreased 22% from the previous quarter primarily due to certain constrained stock availability affecting the Company’s ability to meet demand. International sales are subject to fluctuation quarter over quarter however, management continues to review and expand international opportunities.

12    MD&A

No international sales were recognized in Q3’21 due to revised prerequisite testing and a needed additional certification by the Israeli government which caused a delay in the Company’s ability to export. The matter was resolved in Q4’21.

DOMESTIC MEDICAL SALES

Domestic net medical revenue remained relatively consistent quarter over quarter. Domestic net medical revenue increased 91% from Q3’21. The acquisition of Redecan was the key contributor to this growth as legacy operations net sales decreased 52% as the result of decreasing average medical prices.

WHOLESALE REVENUE

Wholesale activity consists of transactions held between the Company and other licensed entities. These sales are generally large quantities at competitive, bulk sale prices which vary from sale to sale. Wholesales are also free of excise taxes, as this burden belongs to the purchaser.

During the quarter, the Company’s wholesale revenue experienced non-organic growth of $3,218 from the Q3’21 as the result of the acquiring Zenabis. Wholesale revenues moderately declined by $473 quarter over quarter. Wholesale revenue continue to be subject to fluctuation period over period, however, additional wholesale opportunities continue to be assessed and evaluated as they arise.

Excise Taxes

Excise taxes are applicable to the adult-use and medical sales. Excise taxes are presented against the revenue generated by the sale of cannabis to derive the Company’s net revenues on cannabis sales. Excise taxes for flower-based products are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products. Excise taxes for distillate, oil-based products, such as the adult-use cannabis infused beverages are applied on the basis of a fixed amount per mg of THC, whereas CBD products are free of excise taxes.

Wholesale and International medical based sales are free of the excise taxes burden.

As a percentage of adult-use gross sales in the period, excise taxes have increased slightly to 36% of gross revenue, from 35% in the previous quarter and Q3’21 as the result over a price per gram sold.

Cost of Sales and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, net realizable adjustments, write offs, depreciation and applicable stock-based compensation and direct and indirect overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process, less expected cost to complete and selling costs and includes certain management estimates.

The crystallized fair value, as the result of the purchase price accounting in the Redecan and Zenabis acquisitions, and subsequent sales have been removed from gross profit before adjustments below. These figures represent fair value adjustments which otherwise would have been realized upon the sale of inventory on the statement of comprehensive income in ‘Realized fair value amounts on inventory sold.’ However, per IFRS 3 requirements, the carried fair value adjustments were then capitalized to the inventories cost basis upon acquisition and are recorded in Cost of goods sold.

The following table summarizes and reconciles the Company’s gross profit line items per IFRS to the Company’s selected non-IFRS measures gross profit before adjustments and gross profit before fair value adjustments. Refer to section ‘Non-IFRS Measures’ for definitions.

	For the three months ended			For the nine months ended
	April 30, 2022	January 31, 2022	April 30, 2021	April 30, 2022	April 30, 2021
	$	$	$	$	$
Net revenue from sale of goods	45,569	52,763	22,600	148,293	84,840
Adjusted cost of sales	(35,536)	(33,937)	(17,654)	(106,740)	(57,933)

Gross profit before adjustments	10,033	18,826	4,946	41,553	26,907
Gross margin before adjustments	22%	36%	22%	28%	32%
Write off of biological assets and destruction costs	—	(1,360)	—	(2,340)	—
Write off of inventory	(1,973)	(4,941)	(627)	(7,529)	(1,001)
Write (down)/up of inventory to net realizable value	(13,274)	(13,937)	—	(63,408)	1,543
Crystallization of fair value on business combination accounting	(4,396)	(7,127)	—	(19,446)	—

Gross (loss)/profit before fair value adjustments	(9,610)	(8,539)	4,319	(51,170)	27,449
Realized fair value amounts on inventory sold	(8,903)	(9,966)	(6,426)	(31,629)	(17,619)
Unrealized gain on changes in fair value of biological assets	13,238	15,945	10,863	42,763	35,616

Gross (loss)/profit	(5,275)	(2,560)	8,756	(40,036)	45,446

13    MD&A

COST OF SALES & GROSS MARGIN BEFORE ADJUSTMENTS

The following table illustrates the breakout of gross profit before adjustments (non-IFRS measure) by sales stream for the current the previous fiscal quarters.

For the three months ended	Adult-Use (excluding beverages)		Medical		International		Wholesale		Total non-beverage		Adult-use beverages		Company total
April 30, 2022	$		$		$		$		$		$		$
Net revenue from the sale of goods		31,125		672		6,446		3,267		41,510		4,059		45,569
Adjusted cost of sales		(25,433)		(344)		(3,082)		(2,618)		(31,477)		(4,059)		(35,536)

Gross profit before adjustments ($)		5,692		328		3,364		649		10,033		—		10,033
Gross margin before adjustments (%)		18%		49%		52%		20%		24%		—		22%

January 31, 2022	$		$		$		$		$		$		$
Net revenue from the sale of goods		36,114		811		8,231		3,740		48,896		3,867		52,763
Adjusted cost of sales		(22,682)		(136)		(3,808)		(3,444)		(30,070)		(3,867)		(33,937)

Gross profit before adjustments ($)		13,432		675		4,423		296		18,826		—		18,826
Gross margin before adjustments (%)		37%		83%		54%		8%		39%		—		36%

April 30, 2021	$		$		$		$		$		$		$
Net revenue from the sale of goods		19,151		351		—		49		19,551		3,049		22,600
Adjusted cost of sales		(13,860)		(128)		—		(48)		(14,036)		(3,618)		(17,654)

Gross profit before adjustments ($)		5,291		223		—		1		5,515		(569)		4,946
Gross margin before adjustments (%)		28%		64%		nil %		2%		28%		(19%)		22%

Adult-Use (excluding beverages)

The Company’s total non-beverage gross margin before adjustments has decreased from the previous quarter due to lower processing volumes resulting in unfavorable, under absorption rates at the Company’s Belleville, centralized production facility. The Company also utilized certain higher costed stock to satisfy demand across the consolidated business, resulting in lower margins. This previous quarters higher margin was due to a more favorable sales mix of higher margin products. The non-beverage, adult-use adjusted gross margin decreased when compared the comparative period of fiscal 2021 due to the above.

International

The Company’s adjusted international gross margin remained relatively consistent quarter over quarter. There is no excise tax burden applicable to international sales. The Company’s international sales and the associated gross margins may vary from period to period as they are dependent upon the specific purchase order arrangements. There were no international sales during the comparative period.

Wholesale

The wholesale gross margin before adjustments has increased from the previous quarter as the result of the Company’s strategic offloading of finished goods in Q2’22 to de-risk inventory from future impairment and increase cash flows. As previously disclosed, the Company’s wholesale activity and the associated gross margins may vary from period to period as they are dependent upon the specific wholesale agreements with other licensed producers.

Cannabis Infused Beverages

The adult-use beverage gross margin amounts to $nil after the derecognition of CIB operations under the old services agreement, and the recognition of certain production variances. As discussed in the Company’s CIB division section (see section ‘HEXO CIB’) Truss received its cannabis manufacturing license on October 1, 2021.

14    MD&A

IMPAIRMENTS AND WRITE OFFS

During the period the Company recognized impairment and write offs pertaining to certain aged and unsellable inventory and certain stock associated with the decommissioning of facilities. In the comparative period of fiscal 2021, the Company destroyed $627 of inventory, primarily packaging materials no longer required.

In the three months ended January 31, 2022, the Company wrote off $4,941 of previously unimpaired aged inventory. The Company also wrote off $1,360 of compromised biological assets due to an overheating issue which has since been remediated. Also, during the prior period, the Company impaired $12,887 of aged inventory and excess supply.

In the three months ended October 31, 2021, the Company destroyed $980 of biological assets and wrote off $615 of inventory upon the winddown and ending of operations at the Langley facility. Also, during the period, the Company impaired $36,197 of inventory primarily due to the cessation of the KIT project which would have used significant biomass to commission the equipment.

FAIR VALUE ADJUSTMENTS

The unrealized gain on changes in fair value of biological assets increased 22% from Q3’21. The growth is the result of additional plants on hand due to business combinations. Quarter over quarter the decrease unrecognized changes to fair value of biological assets is due to a change in estimated trim fair values as the result of a change in operational strategy.

The realized fair value adjustment on inventory sold during the period decreased 11% compared to the previous quarter due to the decreased sales volumes and continued decrease in average selling prices. When compared to the comparative period of fiscal 2021 the realized fair value adjustment on inventory sold increased 39% due to the Company’s increased sales total sales.

Operating Expenses

	For the three months ended			For the nine months ended
	April 30, 2022	January 31, 2022	April 30, 2021	April 30, 2022	April 30, 2021
	$	$	$	$	$
General and administration	23,605	22,550	11,178	68,645	35,147
Selling, marketing and promotion	5,366	6,369	2,452	17,958	6,682
Share-based compensation	5,769	4,017	2,715	13,610	10,904
Research and development	540	1,478	730	2,985	2,901
Depreciation of property, plant and equipment	1,579	1,140	1,612	4,776	4,369
Amortization of intangible assets	2,957	6,895	371	18,010	1,043
Restructuring costs	2,804	4,524	336	11,317	1,721
Impairment of property, plant and equipment	83,171	100,130	16	207,103	881
Impairment of intangible assets	—	140,839	—	140,839	—
Impairment of goodwill	—	375,039	—	375,039	—
Impairment of investment in joint venture and associates	—	—	—	26,925	—
Disposal of long-lived assets	—	—	—	—	1,294
Loss/(gain) on disposal of property, plant and equipment	(2,935)	(254)	(19)	(2,861)	45
Acquisition, integration and transaction costs	1,175	4,569	1,871	30,120	2,308
Health Canada recovery fee	3,673	—	3,644	3,673	3,891

Total	127,704	667,296	24,906	918,139	71,186

Operating expenses include general and administrative expenses, marketing and promotion, share-based compensation, research and development, and depreciation/amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing, promotion and sales staff, and general corporate communications expenses. general and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

GENERAL AND ADMINISTRATIVE

The Company’s general and administrative expenses increased 5% quarter over quarter, most notably due to the additional legal and consulting costs incurred during the Company’s dispute for board control with activist investors and the resultant board refresh. Certain expenses were lowered due to cost savings initiatives such as payroll and general expenses, however these reductions were offset additional legal and consulting costs.

Compared to the third quarter of fiscal 2021, expenses have increased due to the following:

•

The required Health Canada annual recovery fees remained relatively consistent from Q3’21. Legacy HEXO fees decreased 49% due to an increase in purchases from other LPs which is an offset to fees owed. The increase in fees due to the additional sales from the acquisitions of Redecan, Zenabis and 48North have offset this reduction. These fees will continue to be accrued each April based on the previous fiscal year’s sales and purchases by class of cannabis and quantity purchased and sold.

15    MD&A

•	Payroll related and other general expenses increased as a result of increase headcount attributed to the Zenabis and Redecan acquisitions in fiscal 2022, not applicable in the prior year.

•	Audit, legal, consulting and professional fees have increased as the Company has increased in both complexity and size (due to M&A activity) year over year.

The increased general and administrative expenses during the nine months ended April 30, 2022 as compared to the comparative period of fiscal 2021 is due to the increased scale and size of the Company. This is due to acquisitions, the increased involvement and reliance of consultants and general expansion of legal, audit and other professional fees.

MARKETING AND PROMOTION

Marketing and promotion expenses declined quarter over quarter as a result of explicit cost cutting initiatives over consulting and certain marketing/communications programs.

Compared to the same three- and nine-month period of fiscal 2021, the increase is driven by the additional headcount and marketing programs following the acquisitions of Redecan, 48North and Zenabis.

SHARE-BASED COMPENSATION

In the three months ended April 30, 2022, share-based compensation increased as a result of the granting of 4,088,386 deferred share units during the quarter.

When compared to the three and nine months ended fiscal 2021, share based compensation increased due to a combination of the issuance of deferred share units and acceleration of certain share-based awards to terminated executives and directors.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation of property, plant and equipment in operating expenses remained consistent when compared to the third quarter of fiscal 2021. However total depreciation increased in the nine-month period due to the additional depreciable assets, not contributing to capitalized production overhead, from the Zenabis, and Redecan business combinations.

For the three months April 30, 2022, depreciation expenses recognized through operating expenses increased quarter over quarter as the result of the significant decommissioning of certain facilities and operations.

AMORTIZATION OF INTANGIBLE ASSETS

During the three months ended April 30, 2022, amortization of intangible assets has decreased from the previous quarter, as the intangible assets base was significantly reduced following the impairment of acquired brands, licenses and production Know-how totaling $140,839.

Compared to the three and nine months ended of fiscal 2021, amortization increased due to the additional intangible assets, namely, cultivation licenses, brands and production Know-how, which were acquired through the business combinations of Zenabis (June 1, 2021), Redecan (August 30, 2021) and 48North (September 1, 2021).

RESTRUCTURING COSTS

During the three months ended, April 30, 2022, expenses were incurred upon two organizational restructuring events to rightsize certain departments and the operations. Share-based restructuring charges were also incurred upon the acceleration of stock options for an outgoing executive’s severance payment. The previous quarters expenses were the result of changes made to the Company’s executives. These charges comprise executive severance and associated replacement costs.

During the comparative three and nine months ended April 30, 2021, the Company also recognized expenses to rightsize certain departments and management structure.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

During the three months April 30, 2022, management announced the closing of the Belleville facility in order to realize the efficiencies available under the existing footprint at its cultivation facilities. The Company expects to have phased out its operations at Belleville by the end of Q4’22. As a result, the Company has impaired the applicable leasehold improvements, right of use assets, non-transferable cultivation and production equipment and remaining construction in progress at the site. Additional impairments were identified as a result of management’s assessment of future production capacity needs. This assessment resulted in the impairment of certain buildings and equipment acquired as part of the Zenabis business combination and the reflection of their expected fair market values.

16    MD&A

Recoverable amounts were determined by reference to fair value less costs of disposal using a market approach. The market approach was based on comparable transactions for similar assets, which is categorized within Level 2 of the fair value hierarchy.

Also, during Q2’22, management cancelled the KIT extraction project and all capitalized costs were impaired.

During the comparative period nine month ended in fiscal 2021, impairment losses related to the abandoned Montreal facility lease right-of-use asset which was no longer required under the Company’s operational needs.

IMPAIRMENT OF INTANGIBLE ASSETS

In the three months ended April 30, 2022, the Company recorded no impairments on intangible assets.

In the previous quarter, impairments of the Company’s acquired and capitalized brands, capitalized licenses from acquired cultivation facilities realized on business combinations and the production Know-how asset were recognized. The impairments were the result of a recasting of the Company’s anticipated future cashflows and economic benefits to be derived from said assets upon new managements adjustment of forecast estimates and updated internal and external conditions.

There were no impairments of intangible assets in the comparative three- and nine-months period ended April 30, 2021.

IMPAIRMENT OF GOODWILL

In the previous quarter, the Company identified indicators of impairment as the Company’s carrying value of the Company’s only material cash generating unit (the “Canadian Operations CGU”) exceeded market capitalization. The Company performed an impairment test and valuation of the Canadian Operations CGU resulting in a full impairment of the goodwill arising from the acquisitions of Zenabis, Redecan and 48North (see note 15 of the financial statements).

As a result of the above, the Company no longer carries Goodwill, and as such no further impairments were recognized in the current period.

There were no impairments of goodwill in the comparative three and nine months ended April 30, 2021.

IMPAIRMENT OF INVESTMENT IN ASSOCIATE

The Company recorded no impairments of investment in associates in the three months ended April 30, 2022 and the comparable period of fiscal 2021.

During the nine months ended April 30, 2022, the company recorded impairment on the investment in Truss LP as there existed indicators of impairment and as such management performed discounted cash flow valuation which resulted in impairment down to its recoverable amount. The historical carrying amount of the Truss LP investment included $42,300 related to the fair value of warrants issued to Molson Canada as part of the initial investment in 2018. These warrants expired unexercised in October 2021.

ACQUISITION, INTEGRATION AND TRANSACTION COSTS

During the three months ended April 30, 2022, the Company realized expenses related to the activity associated with executing the Definitive Agreement (see section ‘Sale of Amended Senior Secured Convertible Notes to Tilray Brands and $180 million Equity Backstop Financing’).

In the first and second quarter of fiscal 2022, these expenses related to the acquisition and integration of Redecan, 48North and Zenabis. include closing costs, legal expenses, broker compensation, costs associated with the special shareholders meeting to approve the Redecan transaction, due diligence, consulting, integration, and other applicable costs.

During the comparative period of fiscal 2021, the Company began incurring expenses relating to the acquisition of Zenabis.

17    MD&A

Other Income and Losses

	For the three months ended			For the nine months ended
	April 30, 2022	January 31, 2022	April 30, 2021	April 30, 2022	April 30, 2021
	$	$	$	$	$
Interest and financing expenses	(5,147)	(5,251)	(3,296)	(15,701)	(8,368)
Interest income	183	193	349	1,149	1,057

Interest income (expense), net	(4,964)	(5,058)	(2,947)	(14,552)	(7,311)

Revaluation of financial instruments gain	3,147	11,866	(383)	42,481	(9,587)
Share of loss from investment in associate and joint ventures	(1,856)	(2,669)	(2,244)	(6,674)	(5,902)
Loss on convertible debenture receivable	—	—	746	—	746
Fair value loss on senior secured note	(15,110)	(76,666)	—	(80,105)	—
Gain on sale of interest in BCI	—	9,127	—	9,127	—
Gain (loss) on sale of investments	—	(297)	544	(576)	1,204
Foreign exchange gain/(loss)	(527)	(4,582)	(1,514)	393	(3,836)
Other income and losses	(413)	2,031	1,177	1,618	4,511

Non-operating income (expense), net	(14,759)	(61,190)	(1,674)	(33,736)	(12,864)

INTEREST AND FINANCING EXPENSES

During the three months ended April 30, 2022, interest and financing expenses remained consistent with the previous quarter.

Compared to the same three and nine-month period in fiscal 2021, interest and financing fees have increased due to the additional interest-bearing debt instruments assumed upon the acquisition of Zenabis on June 1, 2021.

REVALUATION OF FINANCIAL INSTRUMENTS

The applicable financial instruments are the USD denominated warrants which are classified as a liability and remeasured at each period end date.

The April 30, 2022, revaluation of the warrants resulted in a gain in the current period, due to the decrease to the underlying share price. The decreased gain compared Q2’22, is due to lower favorable share price volatility. The number of outstanding USD warrants remains consistent quarter over quarter.

The losses in the previous three and nine months ended of fiscal 2021 were resultant of a lower volatility in the Company’s share price and a lower number of outstanding USD backed warrants.

SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES AND JOINT VENTURES

The Company accounts for its interests in associates and joint venture under the equity method and as such recognizes the applicable portion of their financial results onto the consolidated statement of comprehensive loss.

Quarter over quarter and compared to the three months ended of fiscal 2021, these losses decreased due to reduced losses from Truss and Truss USA as sales continue to improve. The Company disposed of its joint venture Belleville Complex Inc. in the previous quarter realizing a gain on disposal of $9,127. As a result, no equity loss pick up was realized in the current period.

The losses have increased compared to the same nine-month period of fiscal 2021 in conjunction with the increased size and scale of operations at the associate.

FAIR VALUE LOSS ON SENIOR SECURED CONVERTIBLE NOTE

During the three months ended April 30, 2022 the Company’s Senior Secured Convertible Note (issued in Q4’21) continued to be valued at the cash demand amount being 115% of the outstanding principle due to defaults and the Holder’s rights (see section ‘Senior Secured Convertible Note’). Therefore, the required revaluation of the Senior Secured Convertible Note was less volatile quarter over quarter resulting in a significantly lower loss. The loss on revaluation is offset by the Company’s $4,978 gain on credit spread, recognized through Other Comprehensive Income.

In the current and previous quarter, the Company did not meet the adjusted EBITDA financial covenant of the senior secured convertible note. Accordingly, the Company valued the note under the cash demand default condition which resulted in the grossing up of outstanding principal debt to 115% and a loss on revaluation of $76,666 in Q2 22. The loss on revaluation was offset by the Company’s $20,681 gain on credit spread, recognized through Other Comprehensive Income.

The Q3 22 gain on credit spread is a function of the increased credit spread risk input to valuation of the note as compared to the previous period.

18    MD&A

The Company also recognized $12,163 and $37,097, in amortization related to the day one deferred loss during the three and nine months ended April 30, 2022, respectively.

FOREIGN EXCHANGE GAIN/(LOSS)

Gains and losses are the outcome of favorable and unfavorable volatility in the CAD/USD FX rate period over period on the USD denominated senior secured note and cash balances. The losses recognized during the period are due to the unfavorable quarter over quarter change in the CAD/USD rate on the senior secured convertible note and the Company’s USD cash balance..

The losses recognized in the third quarter of fiscal 2021, were the result of unfavorable movement in CAD/USD FX rate on the Company’s USD cash balance.

Adjusted EBITDA

As defined under section ‘Non-IFRS Measures’ Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income), plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments on the sale of in inventory and biological assets, plus (minus) restructuring and acquisition costs as these are the associated costs for the severance and other payroll related expenses to restructure the Company in such a manner that they are not expected to be a part of the Company’s continuous operations, plus (minus) certain non-cash items, as determined by management as follows:

	Q3’22	Q2’22	Q1’22	Q4’21	Q3’21
	$	$	$	$	$
Total net loss attributable to shareholders before tax	(152,702)	(736,104)	(117,427)	(69,512)	(20,708)
Finance expense (income), net	4,964	5,058	4,531	23,211	2,947
Depreciation, included in cost of sales	4,814	5,973	4,969	2,308	1,502
Depreciation, included in operating expenses	1,579	1,140	2,057	1,728	1,612
Amortization, included in operating expenses	2,957	6,895	8,158	1,002	371
Investment (gains) losses
Revaluation of financial instruments loss/(gain)	(3,147)	(11,866)	(27,467)	(7,304)	383
Share of loss from investment in joint venture	1,856	2,669	2,149	602	2,244
Loss/(gain) on convertible debt fair market valuation	15,110	76,666	(11,670)	6,964	(746)
Unrealized loss/(gain) on investments	—	297	279	(788)	(544)
Realized gain on disposal of investment in BCI	—	(9,127)	—	—	—
Foreign exchange loss/(gain)	527	4,582	(5,504)	(12,945)	1,514
Non-cash fair value adjustments
Realized fair value amounts on inventory sold	8,903	9,966	12,760	14,148	6,426
Unrealized gain on changes in fair value of biological assets	(13,238)	(15,945)	(13,581)	(15,883)	(10,863)
Crystalized fair value adjustment on PPA	4,396	7,127	7,923	2,272	—
Restructuring costs & acquisition costs
Restructuring costs	2,804	4,524	3,989	1,562	336
Acquisition, integration and transaction costs	1,175	4,569	24,374	14,869	1,871
Other non-cash items
Share-based compensation, included in operating expenses	5,769	4,017	3,824	827	2,715
Share-based compensation, included in cost of sales	—	—	211	333	251
Write-off of biological assets and inventory	1,973	6,301	1,595	1,181	—
Write (up)/down of inventory to net realizable value	13,274	13,937	36,197	5,308	—
Impairment loss on goodwill	—	375,039	—	—	—
Gain on exit of lease	—	—	—	—	(88)
Impairment losses on property, plant and equipment	83,171	100,130	23,803	19,350	16
Impairment losses on intangible assets	—	140,839	—	—	—
Impairment of investment in associate	—	—	26,925	—	—
(Gain)/loss of long-lived assets	(2,935)	(254)	329	19	(19)
Other income/(losses)	413	(2,031)	—	—	—

Adjusted EBITDA	(18,337)	(5,598)	(11,576)	(10,748)	(10,780)

19    MD&A

The quarter over quarter decrease in Adjusted EBITDA is the result of the reduction in the consolidated adjusted gross margin (see section ‘Cost of Sales’) and the impact of the $3,673 Health Canada cannabis fee (a 2.3% levy based upon the Company’s total cannabis sales from the period of April 1, 2021 to March 31, 2022, net of shipping and purchased cannabis costs) which is recognized in the third quarter each fiscal year. The previous quarters improvement was driven by the period’s betterment of adjusted gross margins (see sections ‘Cost of Sales & Gross Margin Before Adjustments’ and ‘Operating Expenses’).

Quarterly Results Summary

The following table presents certain unaudited financial information for each quarter of the past two fiscal years. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q3 ’22 April 30, 2022	Q2 ’22 January 31, 2022	Q1 ’22 October 31, 2021	Q4 ’21 July 31, 2021
	$	$	$	$
Net revenue	45,569	52,763	50,188	38,760
Total comprehensive loss	(146,663)	(690,254)	(116,908)	(67,959)
Weighted average shares outstanding	432,918,608	355,752,174	251,805,870	142,018,176
Loss per share – basic	(0.34)	(1.94)	(0.46)	(0.48)
Loss per share – fully diluted	(0.34)	(1.94)	(0.46)	(0.48)

	Q3 ’21 April 30, 2021	Q2 ’21 January 31, 2021	Q1 ’21 October 31, 2020	Q4 ’20 July 31, 2020
	$	$	$	$
Net revenue	22,660	32,880	29,468	27,145
Total comprehensive loss	(20,708)	(20,839)	(4,197)	(169,532)
Weighted average shares outstanding	122,397,731	122,022,069	120,849,754	77,376,174
Loss per share – basic	(0.17)	(0.17)	(0.04)	(1.60)
Loss per share – fully diluted	(0.17)	(0.17)	(0.04)	(1.60)

Financial Position Highlights

The following table provides a summary of our financial position as at April 30, 2022 and July 31, 2021.

	April 30, 2022	July 31, 2021
	$	$
Current assets	392,695	693,558
Non-current assets	456,289	618,245
Current liabilities	398,797	503,638
Non-current liabilities	79,363	75,900
Total shareholders’ equity	370,824	730,278

Current Assets

The following significant activities and events resulted in the net decrease of assets during the nine months ended April 30, 2022:

•	The Company’s cash and cash equivalents has been reduced by $53,241 (See section ‘Liquidity and Capital Resources’).

•	Cash held in escrow of $285,779 was utilized to acquire Redecan in Q1’22.

•

Assets Held for Sale increased by $22,540 in line with the Company’s Path forward announcement which noted the exiting of certain cultivation and manufacturing facilities. This largely related to assets acquired from the 48North business combination and the HEXO USA site,

•

The Company capitalized $11,187 to its investments in associates during the period. These were offset by the Company’s share of losses in its joint venture and associates and the $26,925 impairment of the Company’s investment in Truss LP, resulting in a net asset decrease of $23,396

Non-Current Assets

The following significant activities and events resulted in the net decrease of assets during the nine months ended April 30, 2022:

•	Non-current assets have decreased as a result of the $88,189 full impairment of the Zenabis acquisition goodwill as the result of impairment of the HEXO CGU.

•

The business combinations of Redecan and 48North added $198,837 of intangible assets. However, in the previous quarter the Company impaired certain of these and other intangible assets in the amount of $140,839 (See section ‘Operating Expenses).

20    MD&A

•

Similar to the above, the business combinations of Redecan and 48North added $135,527 of property, plant and equipment assets. However, throughout the fiscal year the Company has impaired certain of these and other assets in the amount of $207,103 (See section ‘Operating Expenses).

Current Liabilities

The following significant activities and events resulted in the net decrease of current liabilities during the nine months ended April 30, 2022:

•

Accounts payable and accrued liabilities remained consistent. The additional operations of two acquired entities resulted in an increase of liabilities of $7,835. Offsetting this increase was the derecognition of liabilities attributable to the Company’s CIB division after a change in the Company’s arrangement with Truss LP following the receipt of their cannabis processing license (see ‘HEXO CIB (Cannabis Infused Beverages).

•

The Senior secured convertible note decreased by $132,900 on a net basis, due to redemption repayments made during the period (see section ‘Senior Secured Convertible Note’) and the amortization of the day 1 loss.

•	The Company’s December 2019 convertible debentures were reclassified as current liabilities from long term as they mature Dec 2022.

Long-Term Liabilities

During the nine months ended April 30, 2022 long-term liabilities increased from July 31, 2022 due the recognition of a deferred tax liability (recognized on the business combination of Redecan). This was offset by the reclassification of the December 2019 convertible debenture to current liabilities as the debt approaches maturity in December 2022.

Shareholders’ Equity

During the nine months ended April 30, 2022, the net decrease to shareholders’ equity was due to the following:

•

Share capital increased due to; $27,266 of share issuances on the Company’s ATM program (which ran until February 2022); $230,232 of capital was issued on the Redecan and 48North transactions; $184,525 of capital was issued on senior secured convertible note redemptions; and $135,645 of capital raised through the August 2021 underwritten public offering.

•

Shares-based payment reserve increased on a net basis. The net increase is the result of total share-based compensation issued of $11,806 and replacement stock options of $18 on the 48North acquisition. This was offset by expired vested stock options of $8,685 and exercised options of $104.

•

Warrant reserve decreased by $42,486 mainly due to the expiry of warrants which had been issued as compensation in the formation of Truss LP in October 2018. The warrant reserve was increased by $769 on the issuance of replacement warrants associated with the acquisition of 48North.

•	The Company’s contributed surplus increased mainly due to the expired warrants and stock options as stated above.

Liquidity and Capital Resources

Cash Flow Highlights

For the nine months ended	April 30, 2022		April 30, 2021
Cash (used)/generated through:	$		$
Operating activities		(101,093)		(16,838)
Financing activities		172,801		(30,142)
Investing activities		(124,949)		(56,155)

Ending cash balance		14,221		81,038

Operating Activities

Net cash used in operating activities for the nine months ended April 30, 2022 increased from $16,838 in the comparative period as the Company has generally increase in size and expanded its scale (from headcount to production capability) due to acquisition activity between Q4’21 and Q1’22. Specific contributors to this variance are as follows:

•	Acquisition and transaction costs related to the recent M&A amounted to $30,120 (April 30, 2021—$2,307) as well as restructuring costs of $11,317 (April 30, 2021—$1,721);

•	The Company’s Selling general, administrative and marketing expenses increased by 97% year over year.

•	Changes to non-cash working capital of ($17,248) as compared to $4,804 in April 30, 2021 were composed of;

•	Net increase of inventories and biological assets carried of $12,385 due to increased scale of operations acquired through business combinations;

•	Prepaid expenses were reduced to align to the Company’s cash management needs, resulting in a change of net inflows of $6,218 compared to cash used of $1,851 in the comparative period; and

•	Increased cash used to pay down accounts payables and accruals by $15,504.

21    MD&A

Financing Activities

Net cash generated from financing activities for the nine months ended April 30, 2022 increased from the comparative period due to the following events and transactions:

•	Net cash generated from issuance of common shares through the underwritten public offering in August 2021 was $175,034; and $27,266 from the Company’s ATM program;

•	During the period, the Company repaid convertible and other debt acquired through the Zenabis and 48North acquisitions in the amount of $11,849; and

•	The Company’s also utilized the $10,111 of cash proceeds from the sale of its investment in BCI towards repayment of the Senior secured convertible note.

Investing Activities

Cash used for investing activities increased significantly in the nine months ended April 30, 2022 from the comparative period of fiscal 2021 due to the following events and transactions:

•

The Company’s $283,775 of Cash held in escrow, which had been raised through the Senior secured convertible note in May 2021, was fully utilized, as intended, to partially fund the $402,173 cash component of the Redecan transaction. The balance of the cash component was derived from the cash raised in August 2021 underwritten public offering. The total net cash used in the fiscal for the acquisition of Redecan and 48North was $97,382;

•	The Company received net proceeds from the sale of its investment in BCI of $10,111; and

•	Cash contributions of $11,187 were made to Truss LP and Truss USA.

Senior Secured Convertible Note

The closing of the Transaction Agreement is subject to several financial and non-financial interim covenants which are applicable from the date of entering into the Transaction Agreement to the earlier of the closing or termination date of the Transaction Agreement. As at April 30, 2022, the Company had not satisfied the minimum liquidity interim covenant of US$100 million (the “Liquidity Covenant”). Tilray did not express an intention of terminating the Transaction Agreement on the basis of the Company’s non-compliance with the Liquidity Covenant. Subsequent to April 30, 2022, management entered into an Amending Agreement which amended certain conditions of the Transaction Agreement including but not limited to the Liquidity Covenant, which was reduced to $70 million (the “Amended Liquidity Covenant”)(Note 37). A waiver was also received on through the Amending Agreement in which Tilray irrevocably waives any rights or entitlements as the result of any non-compliance to the previously minimum liquidity requirement of US$100 million. However, there can be no guarantee that the Amended Liquidity Covenant will be met on the closing date of the Amending Agreement and therefore may prevent the Company’s ability to close on the Amending Agreement.

Event of Default

As at January 31, 2022, the Company failed to meet a financial covenant under the Note which required the Company to achieve positive adjusted earnings before taxes, interest, taxes and depreciation for the three month period ended January 31, 2022. This is an event of default under the terms of the Note. Subsequent to period end, on March 13, 2022, the Holder of the Note agreed to an irrevocable waiver of their rights in relation to the event of default (Note 18) until the earlier of May 17, 2022 or termination of the Proposed Transaction (the “waiver”). The waiver was then overridden by a forbearance to act upon the default event extended by the Holder as stated in the Transaction Agreement, executed April 12, 2022. The forbearance is applicable until the earlier of the closing or termination of the Transaction Agreement. As the Holder has not irrevocably waived the default event but rather has waived the right to act upon the default event, the Note remains in default as at April 30, 2022.

In an event of a default, the Holder obtains the option to declare the Note (or any portion thereof) to become due and payable immediately for cash in an amount equal to the Event of Default Acceleration Amount, as defined in the Note. The Event of Default Acceleration Amount is a cash amount equal to the greater of:

•	(A) 115% of the outstanding principal amount of the Note, including any accrued and unpaid interest; and

•	(B) 115% of the product of (i) the original conversion rate of 142.6533, (ii) the outstanding principal amount, including any accrued and unpaid interest, and (iii) the greater of:

•

the highest Daily VWAP per Common Share occurring during the thirty (30) consecutive VWAP Trading Days ending on, and including, the VWAP Trading Day immediately before the date the acceleration notice is delivered; and

•

the highest Daily VWAP per Common Share occurring during the thirty (30) consecutive VWAP Trading Days ending on, and including, the VWAP Trading Day immediately before the date the applicable Event of Default occurred.

As at April 30, 2022, the greater amount was calculated under (A) which represents a cash amount of $284,676 (US $222,543).

In addition, notwithstanding the event of a default, the Holder continues to hold the option to convert the Note, in full or in part, into freely tradeable common shares of the Company, at any time before the second last trading day before the maturity date.

22    MD&A

The Holder also continues to be entitled to exercise the Optional Redemption Options. However, during the period under which the Note is in default, the conversion rate applied to such conversions will be increased by a number of shares equal to the Event of Default Additional Shares, as defined in the Note. This conversion right continues to be subject to limitations on conversions, including the 9.99% beneficial ownership limitation, as set out in the Note.

As a result of the event of default, the Company is no longer able to exercise its option to force conversion of the Note and is unable to satisfy the terms of the Equity Condition, as set out in the Note, which means the Company does not retain the ability to settle monthly redemption payments in equity. Unless a waiver is granted by the Holder, any monthly redemption options exercised by the Holder will be required to be settled in cash.

Fair Value Measurement

The Note represents a hybrid instrument with multiple embedded derivatives requiring separation. The Note, as a whole, has been designated as FVTPL, as at least one of the derivatives does significantly modify the cash flows of the Note and it is clear with limited analysis that separation is not prohibited. The changes in fair value of the instrument are recorded in the Statement of loss with changes in credit spread being recognized through Other comprehensive income.

As at April 30, 2022, as a result of the event of default, the fair value of the Note with a demand feature cannot be less than the amount payable on demand, discounted from the first date that the amount could be required to be repaid. The demand amount was calculated by reference to the Event of Default Acceleration amount, as defined in the agreement. Fair value was determined through the use of a model using a valuation technique that includes unobservable inputs.

As the demand amount represented the higher amount, the Note was measured at its demand amount of $284,676 (US $222,542), representing 115% of the outstanding principal at April 30, 2022. There was no accrued or unpaid interest as at April 30, 2022.

Going Concern

During the nine months ended April 30, 2022, the Company continued to incur losses and significant cash outflows, reporting a gross loss of $39,811, a loss from operations of $957,950, cash outflows from operating activities of $101,093 and an accumulated deficit of $1,741,396. The Company had cash and cash equivalents of $14,221 as at April 30, 2022 ($67,462 at July 31, 2021) and the Company remains highly leveraged with combined current debt balances of $322,394 as at April 30, 2022, consisting of the Senior secured convertible note (“the Note”) (Note 18), Senior notes payable and Convertible debentures.

On January 31, 2022, the Company breached a financial covenant of the Note which required the Company to achieve positive adjusted earnings before taxes, interest, and depreciation for the three-month period ended January 31, 2022. This was deemed an event of default under the terms of the Note. Under the default terms, the Holder of the Note obtains the option to accelerate repayment of the Note at a value which is 115% of the principal amount outstanding. As at the date of these financial statements, the Note continues to be in default. The Senior Note Payable also remains in default and the Convertible debentures are due for repayment in December 2022. These circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

In recognition of these circumstances, the Company entered into an agreement with Tilray Brand Inc. (“Tilray”) to create a strategic partnership in which Tilray will acquire the outstanding principal balance of the Note that was originally issued by HEXO to HT Investments MA LLC (“HTI”) and restructure certain provisions of the Note (the “Transaction Agreement”). Among other provisions, the Optional Redemption Payments would be removed, the term extended to three years, and US$80 million in restricted cash released. On April 12, 2022, upon the execution of the Transaction Agreement, the Holder of the Note agreed to forbear their rights to act upon the event of default until the earlier of the closing of the Transaction Agreement or its termination.

Concurrent with the debt restructuring, the Company received a non-binding Letter of Intent for a $180 million equity backstop agreement, from an affiliate of KAOS, which would provide the Company access to capital over a 36-month period in order to help ensure debt and interest repayments under the revised terms of the Note can be met.

On June 14, 2022, the Company entered into an amending agreement with Tilray (the “Amending Agreement”) and an amending agreement with KAOS Capital Inc.(“KAOS”) and an affiliate of KAOS (the “Amended Standby Agreement”) (Note 37).

The closing of the Amending Agreement and the Amended Standby Agreement are subject to a number of conditions that have not yet been satisfied, including: (i) receipt of approvals from the Toronto Stock Exchange and the Nasdaq Stock Market LLC; (ii) receipt of approval from the HEXO shareholders; (iii) no material adverse effect having occurred in respect of HEXO; and (iv) receipt of all consents and approvals required by any regulatory authorities, including from the Competition Bureau. As at April 30, 2022, the Company was required to maintain a cash balance in an amount equal to or greater than US$100 million from the date of the Transaction Agreement to the date of closing or termination which was not met. Through the Amending Agreement, the minimum cash balance terms were reduced to $70 million (Note 37). A waiver was also received on through the Amending Agreement in which Tilray irrevocably waives any rights or entitlements as the result of any non-compliance to the previously minimum liquidity requirement of US$100 million. There can be no assurance that the revised conditions will be satisfied and that the Amending Agreement will successfully close or close on the timeline necessary to provide sufficient liquidity to the Company.

23    MD&A

There can be no assurances that alternatives will be available or available on terms that are acceptable to the Company.

These undertakings and planned transactions, while significant, may not be sufficient in and of themselves to enable the Company to fund all aspects of its operations. The Company’s ability to continue as a going concern is dependent on successfully closing the Amending Agreement or finding alternative sources of financing. Accordingly, management continues to pursue other alternatives to fund the Company’s operations and reduce costs so it can continue as a going concern, such as:

•	Reduction of headcount and restructuring the organization to rightsize to future operating and administrative needs;

•	Minimizing the Company’s reliance third party service providers and professional fees;

•	Liquidate the Company’s previously announced decommissioned and available for sale assets; and

•	Securing a new directors and officers insurance program to facilitate the release of the restricted funds held in the captive insurance entity (April 30, 2022—$29,996), into operating cash.

The Company may be unable to realize its value from assets or discharge its liabilities in the normal course of business and may incur significant dilution to the holdings of existing shareholders in any restructuring or financing process and ultimately may be required to seek relief under a court-approved restructuring or liquidation process.

These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Capital Resources

On April 30, 2022, working capital totaled ($6,102). The Company had no “in-the-money” warrants or vested stock options issued and outstanding as of April 30, 2022, using the closing market price of the common shares on the TSX of $0.52.

As evidenced throughout the fiscal year, the Company is continuously assessing its capital and operational expenditures to streamline the business and cut down operational losses each period on the path to generating earnings per share.

The following table provides information about the Company’s remaining funds from recent public offering and private placement and the actual use of proceeds from those financings compared to the intended use of proceeds from the offerings. The remaining cash related to financings raised for general corporate and working capital needs are prorated based timing of funds raised and the current periods cash flow.

Date	Type	Gross Proceeds	Initially Intended Use of Net Proceeds	Actual Use of Proceeds
Initiated in May 2021, then resumed in November 2021, ending February 2022	At-the-market public offering	$50,260

The net proceeds generated from the financing were approximately $46,564.

The Company expects to use the net proceeds from the ATM Program for:

(i)  costs associated with the Company’s U.S. expansion plans including the contemplated acquisition of a facility in the State of Colorado and its subsequent retrofitting and improvement;

(ii)   capital expenditures, including potential capital expenditures to make additional improvements to the production lines at the Company’s Belleville, Ontario facility;

The Company acquired US facility in Colorado in May 2021 utilizing proceeds of approximately $8.06 million.

The remaining raised proceeds from the first round of financing (May 2021) were used towards the funding of working capital and debt repayments. On a first in, first out basis, the funds were fully utilized at October 31, 2021.

During the nine months ended April 30, 2022, the Company raised an additional $27,773 proceeds.

Management has not altered the intended use of these funds since inception in May 2021.

(iii)  potential future acquisitions;

(iv)  working capital, including replenishing existing cash resources and working capital which will be used to fund certain transaction and integration costs and minimum debt repayments related to the Company’s proposed acquisition of Zenabis Global Inc. (“Zenabis”); and

(v)   repayment of additional debts owed by Zenabis following the completion of the Zenabis acquisition.

On a first in, first out basis, the funds were utilized towards funding working capital and $5,904 remains outstanding at April 30, 2022.

The Company remains compliant with its stated intended use as at April 30, 2022

24    MD&A

May 27, 2021	Senior Secured Convertible Note	US$327,600	The approximate net proceeds before closing fees from the financing were US$327,600. The Company expected to use virtually all the funds to finalize the acquisition of Redecan.

Upon receipt, as agreed upon, US$229,320 of the funds were placed into escrow intended for the acquisition of Redecan. The Company was subject to a covenant to restrict US$80 million of the funds for the future potential settlement of the senior note assumed on the acquisition of Zenabis May 24, 2021.

On August 30, 2021, the Company utilized the unrestricted funds raised to acquire Redecan.

As at April 30, 2022, $102,336 (US$80,000) remains restricted for the settlement of certain debt and associated liabilities.

The Company was in compliance with the stated use of funds and the required covenant at April 30, 2022.

August 24, 2021	Underwritten Public Offering	US$144,800

The approximate net proceeds before closing fees from the financing were $138,871.

The Company intended to use the net proceeds from this offering to satisfy a portion of the cash component of the purchase price payable to the Redecan shareholders on closing of the Redecan acquisition and for expenditures in relation to the Company’s U.S. expansion plans.

Management utilized approximately $106,185 in closing the acquisition of Redecan on August 30, 2021.

On April 30, 2022, there is no remaining cash on hand related to this financing.

The Company was compliant with its stated intended use on January 31, 2022.

Capitalization Table

The capitalization information in the table below presents the balances of issued and outstanding common shares and other convertible securities as at the date of this MD&A, April 30, 2022 and July 31, 2021.

	June 14, 2022	April 30, 2022	July 31, 2021
Common shares	500,856,312	458,167,270	152,645,946
Warrants	59,829,197	59,582,216	36,986,570
Options	17,951,025	19,311,852	12,018,143
Restricted share units	2,033,267	2,033,267	550,832
Deferred share units	4,088,386	4,088,386	—
Convertible debentures	3,175,633	3,175,633	3,175,633
Senior convertible note[1]	1,144,111,570	532,454,285	84,501,262

Total	1,732,045,390	1,078,812,909	289,878,386

[1]	Estimated based on the assumption all remaining principal at 115% is converted at 88% of the applicable dates available share price.

25    MD&A

The following table summarizes the Company’s stock options outstanding as at April 30, 2022 and July 31, 2021.

	April 30, 2022		July 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Opening balance	12,018,143	$10.63	7,503,691	$16.30
Granted	11,038,113	1.01	5,273,906	5.21
Replacement options issued on acquisition	162,009	7.19	905,902	3.81
Forfeited	(3,323,802)	4.94	(630,473)	12.80
Expired	(565,587)	22.06	(624,832)	25.95
Exercised	(17,024)	2.54	(410,051)	3.00

Closing balance	19,311,852	$5.63	12,018,143	$10.63

Summary of outstanding and vested outstanding stock options as at April 30, 2022.

	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$1.86–$10.76	16,131,929	9.13	6,359,326	8.38
$15.56–$26.16	1,215,197	7.04	1,116,539	7.01
$28.52–$34.00	1,963,253	6.64	1,963,251	6.64
$47.36–$234.76	1,473	0.00	1,477	0.00

	19,311,852		9,440,593

The following table summarizes RSU activity during the nine months ended April 30, 2022 and the year ended July 31, 2021. As of April 30, 2022, 466,540 RSU’s are vested and outstanding.

	April 30, 2022		July 31, 2021
	Units	Value of units on grant date	Units	Value of units on grant date
Opening balance	550,832	$7.91	587,108	$8.41
Granted	1,517,236	1.74	24,008	3.17-7.17
Replacement units issued on acquisition	—	—	223,506	8.61
Exercised – equity settled	—	—	(223,506)	8.61
Exercised – cash settled	—	—	(25,483)	5.62-8.60
Forfeited	(34,801)	3.30	(34,801)	11.76

Closing balance	2,033,267	$3.34	550,832	$7.91

The following table summarizes DSU activity during the nine months ended April 30, 2022 and the year ended July 31, 2021.

	April 30, 2022		July 31, 2021
	Units	Value of units on grant date	Units	Value of units on grant date
Opening balance	—	$—	—	$—
Granted	4,088,386	0.72	—	—

Closing balance	4,088,386	$0.52	—	$—

All DSUs have been issued to directors of the Company and fully vest upon the termination of their tenure as directors.

The following table summarizes warrant activity during the nine months ended April 30, 2022 and the year ended July 31, 2021.

	April 30, 2022		July 31, 2021
	Number of warrants	Weighted average exercise price[1]	Number of warrants	Weighted average exercise price[1]
Outstanding, beginning of year	36,666,958	$8.85	33,379,408	$7.60
Expired and cancelled	(3,179,074)	33.86	(535,889)	4.09
Issued on acquisition	1,554,320	1.42	5,970,370	14.59
Issued	24,540,012	4.35	—	—
Exercised	—	—	(2,146,931)	4.10

Outstanding, end of year	59,582,216	$6.06	36,666,958	$8.85

[1]	USD denominated warrant’s exercise price have been converted to the CAD equivalent as at the period end for presentation purposes

26    MD&A

Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements.

Commitments

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts. These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

	2022 (three months remaining)	2023 – 2024	2025 – 2026	Thereafter	Total
	$	$	$	$	$
Accounts payable and accrued liabilities(4)	62,220	—	—	—	62,220
Excise taxes payable	5,211	—	—	—	5,211
Onerous contract	4,763	—	—	—	4,763
Convertible debenture and interest	35,627	—	—	—	35,627
Loans and Borrowings	50,732				50,732
Senior secured convertible note(3)	278,089	—	—	—	278,089
Undiscounted lease obligations	1,832	12,079	11,182	50,904	75,997
Capital projects (1)	108	34,377	—	—	34,485
Service contracts	1,164	2,674	888	166	4,892
Lease based operating expenses (2)	748	5,985	8,211	13,472	28,416

	440,494	55,115	20,281	64,542	580,432

(1)	The Company’s stated capital projects commitments are disclosed on the basis of managements current capital budget and is subject to change.
(2)

Lease based operating expense represent the variable operating expenses associated with the lease obligation under IFRS 16, Under IFRS all amounts charged that have no minimum fixed charge are considered variable and not capitalized.

(3)	Based upon the 115% default value of the outstanding principal as at April 30, 2022.

LITIGATION

Class Actions

As of April 30, 2022, the Company and its former Chief Executive Officer are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO’s prospectus, public documents and public oral statements between April 11, 2018 and November 15, 2019. The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) the certifications by Sebastien St-Louis and the underwriters of the Company. The plaintiffs seek to represent a class comprised of Québec residents who acquired the Company’s securities either in an Offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified and no accrual has been made as at April 30, 2022 (July 31, 2021 — $nil).

As of April 30, 2022, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

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MediPharm

As of July 31, 2020, the Company is subject to a lawsuit filed against HEXO Operations by Medipharm Labs Inc. (“Medipharm”) seeking $9,800 for alleged non-payment of cannabis resin it supplied to HEXO Operations pursuant to a supply agreement dated February 11, 2019 between Medipharm and HEXO Operations’ former subsidiary, Up Cannabis, which was a subsidiary of Newstrike and was amalgamated with HEXO Operations, together with Newstrike and certain other affiliates, in August 2019. HEXO intends to vigorously defend itself against the claim and has filed a defence and counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith. The full amount of Medipharm’s claim is contested by the Company, and the Company is seeking repayment of the full value of the supply agreement in the amount of $35,000 from Medipharm in its counterclaim.

Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to the investment of cash, cash equivalents and restricted cash. The Company may, from time to time, invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at April 30, 2022, the Company has $50,732 in notes payable (July 31, 2021 – $50,159) (Note 20) that bear interest at a fixed rate and therefore are not subject to interest risk.

The Company holds senior secured convertible debt that under the non-default terms bears no cash interest and is repayable at a fixed rate of 110% of the face value under the standard terms. The Company triggered an event of default on January 31, 2022 (Note 18) however, the lender has issued a forbearance of their ability to act on the event of default until the earlier of the close or termination of the Amending Agreement. Any amounts due on the note or if placed into default by the lender, at such time, would be subject to a prospective interest rate of 18%.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

Financial liabilities

During the nine months ended April 30, 2022 the Company obtained an amendment to the Senior secured convertible notes equity condition effectively reducing the Equity Condition threshold by 70% allowing the Company increased discretion over redemption payments to be repaid in cash or equity (Note 18). The sensitivity of the Senior secured convertible note due to price risk is disclosed in Note 18.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related net increase or decrease to Comprehensive loss of an estimated $23,666 (April 30, 2021 – no material impact). The following table presents the Company’s price risk exposure as at April 30, 2022 and July 31, 2021.

	April 30, 2022	July 31, 2021
	$	$
Financial assets	644	2,492
Financial liabilities	(237,306)	(373,432)

Total exposure	(236,662)	(370,940)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash held in escrow, restricted cash and trade receivables. As at April 30, 2022, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents, restricted funds and cash held in escrow are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2021 – AA) and an American commercial bank with a credit rating of A-. Certain restricted funds in the amount of $29,995 are managed by an insurer and are held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating; however the utilized custodian is Citibank which holds a credit rating of A+.

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The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss at April 30, 2022 is $273 (July 31, 2021 – $66).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at April 30, 2022 and amounted to $200,719 (July 31, 2021 – $522,908). During the nine months ended April 30, 2022 the Company fully utilized the July 31, 2021 cash held in escrow balance to partially fund the acquisition of Redecan (Note 14).

The following table summarizes the Company’s aging of trade receivables as at April 30, 2022 and July 31, 2021:

	April 30, 2022	July 31, 2021
	$	$
0–30 days	28,142	22,971
31–60 days	5,914	12,390
61–90 days	4,428	1,435
Over 90 days	5,840	625

Total	44,324	37,421

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the nine months ended April 30, 2022, the Company’s recorded sales to the crown corporations; Société québécoise du cannabis (“SQDC”) the Ontario Cannabis Store (“OCS”) and the Alberta Gaming, Liquor and Cannabis agency (“AGLC”) representing 18%, 28% and 13%, respectively (April 30, 2021 – SQDC, OCS and AGLC representing 50%, 20% and 17%, respectively) of total applicable periods gross cannabis sales.

The Company holds trade receivables from the crown corporations SQDC, OCS and the AGLC representing 12%, 35% and 17%, respectively, of total trade receivables, respectively as at April 30, 2022 (July 31, 2021 – the three crown corporations SQDC, OCS and AGLC representing 13%, 29% and 13% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See Note 2 – Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its capital requirements. As at April 30, 2022, the Company has $14,221 (July 31, 2021 – $67,462) of cash and cash equivalents and $44,324 (July 31, 2021 – $37,421) in trade receivables. The Company has current liabilities of $398,797 (July 31, 2021 – $503,638) on the statement of financial position. As well, the Company has remaining contractual commitments of $2,020 due before July 31, 2022.

The Company has restricted funds to satisfy debt of $50,732, presented in current liabilities (Note 5). The maturity analysis of undiscounted cash flows for lease obligation and convertible debentures is disclosed in Note 19 and Note 17, respectively.

Current financial liabilities include the Company’s obligation on the Senior secured convertible note. As stated in Note 2, the Company has entered into a Definitive Agreement with Tilray Brands Inc. in which a minimum of the US$160 million of outstanding principle will be assumed from the current lender and the maturity will be extended by 36-months and release the US$80 million of restricted cash. The Company continues to be in breach of a financial covenant at April 30, 2022 however, the Holder has issued an forbearance to act on the default matter until the earlier of the closing or termination of the Transaction Agreement. Management expects to settle the remaining US$33,515 of outstanding principle in equity and has since April 30, 2022 has settled US$9,367 through the issuance of 34,388,669 common shares.

If the Company is unable to meet the requirements Equity Condition Waiver (Note 18) the Holder may demand settlement in cash. The analysis of potential cash outflow to redeem the Note up to the earliest maturity date is given below. During the nine months ended April 30, 2022 the Company settled all the optional redemption payments in equity, with the exception of a cash payment made using the net proceeds on the sale of the Company’s interest in BCI (Note 10). The Company has also received a cash settlement waiver for the May 2023 optional redemption.

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The following table provides an analysis of undiscounted contractual maturities for financial liabilities.

Fiscal year	2022 (three months remaining)	2023	2024	2025	Thereafter	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	62,220	—	—	—	—	62,220
Excise taxes payable	5,211	—	—	—	—	5,211
Senior notes payable	51,875	—	—	—	—	51,875
Convertible debentures	807	41,273	—	—	—	42,080
Undiscounted future lease payments	1,833	6,039	6,039	5,592	56,494	75,997

	121,946	47,312	6,039	5,592	56,494	237,383
Senior secured convertible note	278,089	—	—	—	—	278,089

Total	400,035	47,312	6,039	5,592	56,494	515,472

Foreign Currency Risk

On April 30, 2022, the Company holds certain financial assets and liabilities denominated in United States Dollars which consist of cash and cash equivalents, restricted funds, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at April 30, 2022, approximately $111,228 (US$86,951) (July 31, 2021 – $434,838 (US$348,931)) of the Company’s cash and cash equivalents was in US$. A 1% change in the foreign exchange rate would result in a change of $1,112 to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of US$ denominated warrants.

The Company’s Senior secured convertible note is denominated in US$. The Company plans to settle the majority of this debt in equity. However, if the Company is unable to meet the equity settlement condition or secure cash settlement waivers, the settlement may entail cash outflow. The sensitivity of the Senior secured convertible note due to foreign currency risk is disclosed in Note 18.

Critical Accounting Estimates and Assumptions

Our critical accounting assumptions are presented in Note 4 of the Company’s annual audited consolidated financial statements for the year ended July 31, 2021, and in certain cases the financial statement note itself. The annual audited consolidated financial statements are available under HEXO’s profile on SEDAR and EDGAR.

Other than those estimates outlined in the business acquisitions of Redecan and 48North (Note 14 of the Condensed Interim Consolidated Financial Statements) there have been no changes to the Company’s critical accounting estimates and assumptions.

Related Party Transactions

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the period was as follows:

	For the three months ended		For the nine months ended
	April 30, 2022	April 30, 2021	April 30, 2022	April 30, 2021
	$	$	$	$
Salary and/or consulting fees	748	764	2,237	1,846
Termination benefits	2,516	—	7,830	1,008
Bonus compensation	307	210	2,666	620
Stock-based compensation	3,877	1,454	6,977	5,709

Total	7,448	2,428	19,710	9,183

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

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Related Parties and Transactions

Belleville Complex Inc.

The Company held a 25% interest in Belleville Complex Inc. (“BCI”) with the related party Olegna Holdings Inc. (“Olegna”), a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. BCI purchased a configured 2,004,000 sq. ft. facility through a $20,279 loan issued and repaid during the year ended July 31, 2019. On January 18, 2022, the Company sold its 25% interest in BCI to the related party partner Olegna for net proceeds of $10,111 which were immediately used to partially repay the February 2022 optional redemption. The Company remains the anchor tenant of the BCI owned property until 2033. The Company has also subleased a portion of the space to Truss LP.

Initial consideration for the 25% interest on the joint venture was deemed $nil, the carrying value of BCI at disposal was $984 and therefore as a result of the above transaction the Company recognized a gain on sale of $9,127, recognized in other income and losses during the nine months ended April 30, 2022.

Under this lease arrangement, the Company incurred $1,414 and $4,002 in lease and operating expenses during the three and nine months ended April 30, 2022 (April 30, 2021 - $1,261 and $3,427). This lease liability is recognized on the Company’s balance sheet under IFRS 16.

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 10).

The Company subleases a section of its Belleville lease to Truss LP. This sublease is recognized as a finance lease receivable on the Company’s balance sheet (Note 7).

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produced, and packaged cannabis infused beverages in the Cannabis Infused Beverage (“CIB”) Facility (located at the Belleville facility) and in the Gatineau Facility. The Company continues to market and sell beverages for the adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws. On October 1, 2021, Truss LP received a cannabis manufacturing and processing license under the Cannabis Act (Canada) and commenced manufacturing by producing CIBs within the Belleville facility. Under a new arrangement and until Truss LP receives its cannabis selling license, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. Truss LP was not licensed for the selling of cannabis as at April 30, 2022 however, the license was received on May 2, 2022.

During the three and nine months ended April 30, 2022, the Company purchased $nil and $912 (April 30, 2021 – $782 and $5,955) of raw materials from Truss LP under the previous TSSA arrangement and $4,059 and $9,196 (April 30, 2021 – $nil and $nil) of manufactured products under the new arrangement in the three and nine months ended.

Management’s Report on Internal Controls over Financial Reporting

Management’s Report on Internal Controls over Financial Reporting

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 within the U.S., the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. DCP and ICFR has been designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”).

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

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Management has assessed the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The scope of management’s assessment of internal control over financial reporting excludes 4% of our consolidated total assets and 21% of our consolidated net revenues related to Zenabis Global Inc., which was acquired on June 1, 2021, and similarly excludes 24% of consolidated total assets and 28% of consolidated net revenues related to Redecan, which was acquired on August 30, 2021. The scope of management’s assessment of internal control over financial reporting also excludes all consolidated total assets and consolidated net revenues from 48North, which was assessed as immaterial by Management and acquired September 1, 2021.

Management concluded that internal control over financial reporting was not effective as of April 30, 2022 as a result of previously reported material weaknesses in internal control over financial reporting. The assessment of the control environment of Zenabis Global Inc. will be part of the Company’s internal control over financial reporting evaluations for the current fiscal year.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the assessment of the effectiveness of our internal control over financial reporting, our management identified material weaknesses that existed as of July 31, 2021. For the year ended July 31, 2020, the Company identified material weaknesses in the control environment, risk assessment processes, information technology general controls, the functionality of the enterprise resource planning (ERP), reliance on complex spreadsheets, procurement, fixed assets and period end financial reporting. While these material weaknesses remain unremediated, as a result of improvements in our monitoring processes, we identified additional areas of material weakness as at July 31, 2021 and continue to provide expanded disclosure under three main areas: (i) Control environment, (ii) Control activities and (iii) Information Technology General Controls.

i.	Control Environment

The Company did not design or implement adequate oversight processes and structures, or an organizational design to support the achievement of the Company’s objectives in relation to internal controls. The Company identified multiple deficiencies in internal controls, primarily due to the control environment not being mature enough to support the increasing complexity of the business and rapid expansion through acquisitions. As a result, pervasive issues exist within the control environment that impact the ability of the Company to maintain effective internal control over financial reporting. In addition, accountability for adherence to policies and processes across the organization was not consistently enforced; and as such, there is increased likelihood of misstatements occurring. This material weakness contributed to the following further material weaknesses:

•

Risk assessment procedures did not fully identify risks of misstatement that could, individually or in combination with others, increase the vulnerability of the Company to material misstatements to the financial statements, whether intentional or unintentional.

•

Monitoring activities did not operate effectively to identify control gaps and control deficiencies in significant processes in a timely manner. In addition, monitoring activities did not operate to identify new risks related to changes in the business, and as such, these risks were not assessed or responded to in the internal control environment.

•

While the Company is not aware of any material fraud or suspected fraud, anti-fraud control activities were not designed to effectively mitigate the risk of fraud events occurring or not being detected in a timely manner to an acceptable level. In the prior year, control deficiencies were identified in both the fraud risk assessment and the design and monitoring of Company’s whistleblower hotline. However, the Company has transitioned the whistleblower hotline to a third-party vendor specializing in robust, anonymous whistleblower reporting systems and ethics programs in the beginning of November 2021.

•

Information and communication processes did not effectively operate to ensure that appropriate and accurate information was available to financial reporting personnel on a timely basis to fulfill their roles and responsibilities. Significant changes to the composition of the board and senior management have also impacted information and communication, as well as the overall control environment.

These entity level control deficiencies did not result in a misstatement to the financial statements; however, when aggregated, could impact the ability of the Company to maintain a system of effective internal control, including an effective anti-fraud program. These deficiencies could potentially reduce the likelihood of preventing or detecting misstatements, which could impact multiple financial statement accounts and disclosures. Accordingly, management has determined the above deficiencies constitute a material weakness, both individually and in aggregate.

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ii.	Control Activities

We previously identified material weaknesses in our internal control over financial reporting that continue to exist. Through the period, the Company did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company did not reassess resource requirements to support the increasing complexity of the business and rapid expansion through acquisitions. As a result, there was not a complement of personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with our financial reporting requirements throughout the fiscal period. This resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of financial reporting objectives and insufficient segregation of duties in our finance and accounting functions. This material weakness contributed to the following further material weaknesses:

•

The Company did not design and maintain effective controls over the period-end financial reporting process to achieve complete, accurate and timely financial accounting, reporting and disclosures. Specifically, the Company did not consistently maintain formal accounting policies, procedures and appropriate controls over the preparation and review of account reconciliations and journal entries.

•

The Company did not design and consistently maintain effective controls to achieve reasonable assurance that transactions are properly initiated, authorized, recorded and reported. Specifically, the Company did not design and consistently maintain controls over a number of significant processes, including loans and borrowings, convertible debentures, purchases-to-pay, inventory, biological assets, property, plant and equipment, intangible assets, leases, investments, tax and equity.

•

The Company did not design and maintain processes and controls to analyze, account for and disclose non-routine, unusual or complex transactions. Specifically, the Company did not design and maintain controls to timely analyze and account for the senior secured convertible note, impairment of non-financial assets, and non-routine complex transactions including the accounting and reporting related to material acquisitions.

These material weaknesses resulted in audit adjustments to loans and borrowings, senior secured convertible note, leases, and related right of use assets, accruals, various expense line items and related financial statement disclosures, which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended July 31, 2021. Additionally, these material weaknesses, individually and in the aggregate, could result in a material misstatement of the Company’s accounts or disclosures that would not be prevented or detected.

iii.	Information Technology General Controls

The Company did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements, specifically, with respect to: (i) program change management controls for financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and the design and operating effectiveness of controls at service organizations are evaluated on a timely basis, and (iv) testing and data validation controls for program development to ensure that new software and application development is aligned with business and IT requirements.

These IT deficiencies did not result in a misstatement to the financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT general controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Status of Remediation Plan

As disclosed in the prior year, management, with the assistance of external consultants, began reviewing and revising our internal control over financial reporting. Management is committed to implementing changes to our internal control over financial reporting to ensure that the control deficiencies that contributed to the material weaknesses are remediated. The following remedial activities are in progress:

•

We are in the process of implementing additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company’s standard of conduct, enhance understanding of assessed risks, and clarify individual responsibility for control activities at various levels within the Company.

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•

We have increased the number of finance and accounting personnel with contractors. While they may have the requisite knowledge and skillset, we plan to transition away from contractors to full-time personnel to establish clear responsibility and accountability for key financial reporting processes and controls. We will continue to evaluate financial reporting personnel for the appropriate level of internal controls and accounting knowledge, training, and experience commensurate with our financial reporting requirements and will enhance personnel where necessary.

•

We have established an internal audit function and engaged external consultants to assist management with the testing of internal controls and provide advisory for the remediation efforts. As a result, we continue to assess risks related to financial reporting, understand and document significant financial reporting processes, and to reassess the design and operation of key controls.

•

We are designing a more robust anti-fraud program, inclusive of transitioning service providers for the monitoring of the Whistleblower hotline to ensure prompt, competent, and confidential review, investigation, and resolution of instances of non-compliance and allegations involving fraud and misconduct. We have engaged a third-party vendor specializing in reliable, anonymous whistleblower reporting systems and ethics program in the beginning of November 2021. Management implemented an annual review and acknowledgment of the Code of Ethics for all personnel.

•

We are in the design and development stage of an ERP and IT ecosystem project, including a new cultivation management software application, which will be implemented in the next fiscal year and replace our existing ERP system. This will improve functionality, with an additional focus on ensuring that system design addresses the existing IT general control deficiencies relating to system development, data migration and change and user access management. We have designed specific System Development Lifecycle Controls to address the data migration and conversion risk for these upcoming implementations. This will also support remediation of material weaknesses relating to control activities.

•

We commenced a full ERP user access review to identify any instances of inappropriate access, as well as assess any instances where users have been assigned incompatible duties and responsibilities. We have designed a process to monitor the appropriate use of privileged user access. This will be performed on a quarterly basis. User access deficiencies are not fully remediated as access controls have not been subject to operating effectiveness testing.

•

We implemented automated purchase-to-pay approval workflows and authorization of journal entries within the existing ERP in the prior fiscal period to assist in addressing segregation of duties. While management determined that the design of both purchase-to-pay and journal entry authorization controls were effective, the IT general control deficiencies in aggregate adversely impacted the operating effectiveness of these controls, as both are IT-dependent. As at February 1, 2022, the tracking of system changes within the existing ERP were configured to achieve the effective design of controls that will be implemented to mitigate the risk of unauthorized changes or access to the existing ERP. Tracking of system changes are not fully remediated as they have not been subject to operating effectiveness testing.

•

While we believe these actions will contribute to the remediation of material weaknesses, we have not completed all the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may need to take additional measures to address the control deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified through our remediation processes, are fully implemented and concluded to be operating effectively, the material weaknesses described above will not be considered fully remediated.

Changes in Internal Control Over Financial Reporting

Other than disclosed above, there have been no changes in the Company’s internal control over financial reporting during the Company’s quarter ended April 30, 2022 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties that may materially and adversely affect our business, products, financial condition and operations. The Company’s fulsome discussion over its risk factors are disclosed in the annual Managements Discussion & Analysis and Annual Information Form dated October 29, 2021 available under our profile on www.sedar.com and www.edgar.com.

•

Existing funds on hand, when combined with operational cash flow, are not sufficient to fund existing debt repayments, capex budgets, and potential cash requirements under the Senior Secured Convertible Note. Management is exploring several options to secure the necessary financing, which could include the issuance of new public or private equity or debt instruments, supplemented with operating cash inflows from operations. Nevertheless, there is no assurance that certain sources of additional future funding will be available to the Company or will be available on terms which are acceptable to management. These circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

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•

The Company’s ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

•

The Company’s ability to make scheduled payments of principal or to pay redemption payments or other amounts payable under the Senior Secured Convertible Notes or to refinance the Senior Secured Convertible Notes depends on our future performance, which is subject to economic, financial, competitive and other factors, some of which are beyond our control. The terms of the Senior Secured Convertible Notes require us to pay approximately US$211.3 million (as of the date of this M&A) to repay or redeem the full principal amount of the Notes at maturity, and the Purchaser has the right to require the Company to pay the Optional Redemption Payments and certain other amounts under the Senior Secured Convertible Notes. The Company’s business may not generate cash flow from operations in the future sufficient to satisfy our obligations under the Notes. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the Senior Secured Convertible Notes will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on the Senior Secured Convertible Notes.

•

The conversion of the Senior Secured Convertible Notes or the satisfaction of redemption payments and other amounts payable under the Senior Secured Convertible Notes in Common Shares will dilute the ownership interests of existing shareholders to the extent we deliver shares upon conversion or redemption of the Senior Secured Convertible Notes. Any sales in the public market of the Common Shares issuable upon such conversion or redemption could adversely affect prevailing market prices of our Common Shares. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Senior Secured Convertible Notes or the satisfaction of redemption payments and other amounts payable under the Senior Secured Convertible Notes in Common Shares could be used to satisfy short positions, or anticipated conversion or satisfaction of redemption payments and other amounts payable under the Senior Secured Convertible Notes in Common Shares could depress the price of our Common Shares.

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The Fundamental Change repurchase and redemption features of the Notes may delay or prevent an otherwise beneficial attempt to take over the Company. The terms of the Senior Secured Convertible Notes require us to repurchase the Notes in the event of a Fundamental Change. A takeover of the Company would trigger an option of the Purchaser to require us to repurchase the Senior Secured Convertible Notes. This may have the effect of delaying or preventing a takeover of the Company that would otherwise be beneficial.

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The Company is subject to certain covenants set forth in the Senior Notes. The Senior Notes contain customary events of default, including for non-payment, misrepresentation, breach of covenants, defaults under other material indebtedness, material adverse change, bankruptcy, change of control and material judgments. Among other things, we are required to maintain a minimum liquidity of at least US$35.0 million at all times, and in some cases, of at least US$80.0 million. We are required to maintain or exceed a minimum threshold of adjusted EBITDA beginning Q2’22, which the Company did not meet. However, on March 13, 2022, the Lender has waived its rights to act upon the default until the earlier of May 17, 2022 or the date the proposed transaction with Tilray Brands is completed. Upon an event of default under the Senior Notes, the outstanding principal amount of the Senior Notes plus any other amounts owed under the Senior Notes will become immediately due and payable. In such a circumstance, the Company may not be able to make accelerated payments required under the Senior Notes, and the Secured Noteholder could foreclose on the Company’s assets. An event of default would also likely significantly diminish the market price of our Common Shares.

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If the principal amount of the Senior Secured Convertible Notes is not converted into Common Shares or the Company does not pay or is not able to pay for any redemptions of the Senior Secured Convertible Notes in Common Shares, servicing the debt under the Senior Secured Convertible Notes requires a significant amount of cash, and the Company may not have sufficient cash flow from its business to pay its obligations under the Senior Secured Convertible Notes.

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The Company generated negative operating cash flow for the past three and six months and for the past four fiscal years. While the Company has announced and launched the “Path Forward” as a transformational strategic plan designed to utilize HEXO’s current assets and capabilities, to drive accelerated organic growth, build market share and become operationally cash flow positive within the next four quarters, there are no guarantee that it will be successful in becoming cash flow positive from operations within that timeline. The Company can also not guarantee that it will attain or maintain positive operating cash flow in the future. To the extent that the Company has negative cash flows in future periods, HEXO may require additional financing to fund its operations to the point where it is generating positive cash flows, and continued negative cash flow may restrict HEXO’s ability to pursue its business objectives. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

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•

The Company recently announced the key terms of a strategic partnership agreement with Tilray Brands, and HTI, in which Tilray is expected to acquire the Senior Secured Convertible Notes from that were originally issued by HEXO to HTI. The strategic partnership then announced remains subject to the negotiations of the definitive agreements and the satisfaction of specific conditions, including (i) completion of all required amendments to the terms of the Notes; (ii) execution of definitive documentation relating to the Notes; (iii) receipt of approvals from the Toronto Stock Exchange and the Nasdaq Stock Market LLC, satisfactory to both HEXO and Tilray Brands, as applicable; (iv) Tilray Brands’ satisfactory completion of confirmatory financial due diligence; (v) receipt of all consents and approvals required by any regulatory authorities; (vi) final approval of the boards of directors of each of HEXO and Tilray Brands; (vii) receipt of shareholder approval from the HEXO shareholders; (viii) no material adverse effect having occurred in respect of HEXO; and (ix) receipt of all necessary approvals relating to the $180 million committed equity line provided by KAOS Capital Inc. The Company cannot predict the outcome of the negotiations between HTI, Tilray Brands and the Company, There are also no guarantees that the definitive agreements will be signed and that the conditions will be satisfied.

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The Company recently announced the key terms of a $180 million committed equity line provided by KAOS, pursuant to which pursuant to which HEXO, KAOS and the Standby Parties are expected to negotiate the Standby Agreement. The Standby Agreement remains subject to negotiation and, among other things, receipt of necessary regulatory and TSX approvals. The Company cannot predict the outcome of the negotiations between KAOS, the Standby Parties and the Company and there are no guarantees that the Standby Agreement will be signed, or that it will be entered on the terms announced by the Company. The Company can also not guarantee nor predict the issue price of any Common Shares issued under the Standby Commitment, the nature and amount of the Standby Commitment fee the terms, the use of the proceeds from the Standby Commitment, or the terms of any nomination rights agreement that may be entered into with the Standby Parties.

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Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

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While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

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The volatile Canadian cannabis industry has resulted in several of the Company’s peers to undergo rightsizing efforts which could saturate the market with similar assets the Company may intend to sell. This could result in further future losses and/or the inability for the Company to liquidate certain of its unneeded assets.

•	The Company may not be successful in the integration of acquisitions into our business (see ‘Cautionary Statement Regarding Forward-Looking Statements’).

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We have identified multiple material weaknesses in our internal controls as of July 31,2021 and January 31, 2022, and if we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of HEXO’s shares may be adversely affected. In the course of preparing and auditing our consolidated financial statements for the year ended July 31, 2021, we and our independent registered public accounting firm identified multiple material weaknesses in our internal control over financial reporting as of July 31, 2021. In accordance with reporting requirements set forth by the SEC, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are identified in “Management’s Report on Internal Control over Financial Reporting” section of this MD&A. We have begun and will continue to implement measures to address the material weaknesses. However, the implementation of those measures may not fully remediate the material weaknesses in a timely manner. In the future, we may determine that we have additional material weaknesses or other deficiencies, or our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

•	The Company may not be able to develop and maintain strong internal controls and be SOX compliant by the mandated deadline.

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•

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO’s control. Companies in the cannabis sector, including HEXO, have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, the COVID-19 pandemic, or a variety of other factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.

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Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Continuing fluctuations in price and volume may occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially and adversely affected.

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We may issue additional securities to finance future activities outside of the Offering. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on any exercise of options or other security-based compensation awards outstanding or issued by the Company, upon any exercise of outstanding common share purchase warrants, and upon any conversion or repayment in Common Shares of the principal amount of the Company’s outstanding convertible debentures. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

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HEXO has in the past made and may in the future make acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and HEXO may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. Although HEXO has conducted and will conduct due diligence in connection with potential strategic acquisitions or investment opportunities and potential vendors have, may or will provide a number of representations and warranties in favour of the Company in connection with these acquisitions, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of or issues concerning the acquired entities.

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Based upon the nature of the Company’s current business activities, the Company does not believe it is currently an “investment company” (“IC”) under the U.S. Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.

•	The Company is subject to restrictions from the TSX and Nasdaq which may constrain the Company’s ability to expand its business internationally.

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The Company’s ERP may impact the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

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We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

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We operate within a still young and evolving industry and are exposed to certain risks surrounding the fair value inputs related to the valuation of our biological assets and inventories, which may lead to certain impairments and write-offs. These inputs include but are not limited too market pricings, external and internal demand for cannabis and cannabis products and by-products.

•	We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

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Conversely, we may be subject to growth decline related risks including reduced capacity needs and inactivity of our internal systems and related assets. Our ability to manage growth volatility effectively will require us to continue to monitor our external industry environment and modify our internal operations accordingly.

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•

Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

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We are currently a party to certain class action and other lawsuits as discussed elsewhere in this MD&A and we may become party to additional litigation from time to time in the ordinary course of business which could adversely affect our business.

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Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

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The Company’s ability to successfully identify and make beneficial acquisitions and/or establish joint ventures or investments in associates, as well as successfully integrate these future acquisitions into the Company’s operations.

•	The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada..

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We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

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Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

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Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

•	Conflicts of interest may arise between the Company and its directors.

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The Company may be at risk as a result of breaches of security at its facilities or in respect of electronic documents, data storage and risks related to breaches of applicable privacy laws, cyber security risks, loss of information and computer systems.

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Our common shares are listed on the TSX and Nasdaq; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

•	There is no assurance the Company will continue to meet the listing requirements of the TSX and/or Nasdaq.

•	An investment in our securities is speculative and involves a high degree of risk and uncertainty.

•	We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

•	The Company operates in a highly regulated industry which could discourage any takeover offers.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures in this MD&A, as defined in this section. We employ these measures internally to measure our operating and financial performance. We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“Adjusted EBITDA”)

The Company has identified Adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as Total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income) net, plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments, plus (minus) infrequent expenses, plus (minus) other non-cash items. See Adjusted EBITDA table for those items comprising investment (gains)/losses, non-cash fair value adjustments, infrequent expenses and other non-cash items. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings.

GROSS PROFIT BEFORE ADJUSTMENTS

This measure is utilized for those reasons as presented in “Gross profit before fair value adjustments.” The adjustment begins with the IFRS additional measure Gross profit before fair value adjustments. The cost of goods sold is then modified to remove the impact of write-offs of inventory and biological assets, write downs to net realizable value, destruction costs and the crystalized fair value adjustments from purchase price accounting. The Company has identified this metric as useful and relevant information as it represents the gross profit for operational purposes based on costs to produce, package and ship inventory sold, exclusive of impairments and other write downs due to changes to internal or external influences impacting the net realizable value of inventory and inventory disposal costs.

Key Operating Performance Indicators

We have included certain key operating performance indicators within this MD&A, as defined in this section. We utilize these metrics internally for a range of purposes such as critical inputs in fair valuation techniques to evaluating the operating performance results in a given period.

PRODUCTION CAPACITY

The production capacity disclosed within this MD&A represents management’s best estimate and is derived from the historical actual output of production as well as the use of cultivation expertise existing within the Company.

ORGANIC GROWTH/VARIANCES

Organic growth is representative of the Company’s results and earnings that are a direct result of the Company’s existing operations.

CRYSTALIZED FAIR VALUE

The crystallized fair value is the result of the purchase price accounting of Redecan and Zenabis. This represents the fair value adjustments which otherwise would have been realized upon the sale of inventory on the statement of comprehensive income in ‘Realized fair value amounts on inventory sold’ but per IFRS 3 requirements, the fair value adjustments are capitalized to the inventory’s day one cost on the acquisition date.

Other Defined Additional IFRS Measure

We have included the below additional IFRS measures as these represent cannabis industry financial statement line items and are present within the Company’s statement of loss and comprehensive loss for the three and six months ended January 31, 2022.

GROSS PROFIT BEFORE FAIR VALUE ADJUSTMENTS

We utilize this measure to provide a representation of performance in the period by excluding the fair value measurements as required by IFRS, realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold. In accordance with CSA Staff Notice 51-357 issued in October 2018, we utilize an adjusted gross profit to provide a representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold as well as fair value adjustments to net realizable value, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

ADULT-USE NON-BEVERAGE REVENUES & BEVERAGE REVENUES

We utilize this differentiation to allow the user to identify the revenue streams generated by the Company’s perpetual sales activity vs. the future “to be” discontinued sales stream, cannabis infused beverages. As discussed in section ‘Beverage Based Adult-Use Sales,’ the cannabis infused beverage revenues, as at the date of this MD&A, are intended to cease to be recognized by the Company as direct sales at the point in time when the business venture Truss obtains the appropriate cannabis licensing under Health Canada.

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Cautionary Statement Regarding Forward-Looking Statements

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance, as well as statements with respect to:

•	the Company’s ability to implement the Path Forward and realize it’s intended cost savings and benefits;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	the Company’s ability to manage and integrate acquisitions;

•	the Company’s ability to implement its growth strategies;

•	the Company’s competitive advantages;

•	the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe and other international jurisdictions;

•	the development of new products and product formats for the Company’s products;

•	the Company’s ability to obtain and maintain financing on acceptable terms;

•	the event of a default event and whether the Company has the ability to fund arising obligations;

•	the impact of competition;

•	the Company’s Truss and Truss CBD USA business ventures with Molson Coors and the future impact thereof;

•	the changes and trends in the cannabis industry;

•	changes in laws, rules and regulations;

•	the Company’s ability to maintain and renew required licences;

•	the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

•	the Company’s ability to protect intellectual property;

•	the Company’s ability to retain key personnel;

•	securities class action and other litigation to which the Company is subject; and

•	the absence of material adverse changes in the industry or global economy, including as a result of the COVID-19 pandemic.

Although any forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors” in the Company’s 2021 Annual MD&A and Annual Information Form filed October 29, 2021. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

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